UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14A

Proxy Statement Pursuant to Section 14(a)

of the Securities Exchange Act of 1934

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UNITED FIRE GROUP, INC.
(Name of registrant as specified in its charter)

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Table of Contents



UNITED FIRE GROUP, INC.

118 Second Avenue SE
Cedar Rapids, Iowa 52401

April 15, 2013

Dear Fellow Shareholder:

I am pleased to invite you to join us at United Fire Group, Inc.'s 2013 Annual Meeting of Shareholders. This year's meeting will be held in the first floor conference room of our building located at 109 Second Street SE, in Cedar Rapids, Iowa. The meeting will take place on Wednesday, May 15, 2013 at 10:00 a.m.

At this year's Annual Meeting, you will be asked to vote on the following proposals:

Item	Recommended Vote
1. Election of Five Class B Directors	**FOR**
2. Ratification of the Audit Committee's appointment of Independent Registered Public Accounting Firm	**FOR**
3. Shareholder Advisory Vote to Approve the Compensation of the Company's Named Executive Officers	**FOR**

Management will also report on United Fire Group, Inc.'s business, and shareholders will have an opportunity to ask questions of management and Ernst & Young LLP.

Attached you will find a notice of the meeting and a proxy statement that contains additional information about the meeting and explains the methods you can use to vote your proxy, including by telephone and via the Internet.

Your vote is important. Whether or not you plan to attend the meeting, we encourage you to sign and return your proxy card in the enclosed postage-paid envelope or use telephone or Internet voting prior to the meeting. This ensures that your shares of common stock will be represented and voted at the meeting, even if you cannot attend.

For the Board of Directors,

Jack Evans
Chairman of the Board



UNITED FIRE GROUP, INC.

118 Second Avenue SE
Cedar Rapids, Iowa 52401

NOTICE OF 2013 ANNUAL MEETING OF SHAREHOLDERS OF UNITED FIRE GROUP, INC.

DATE AND TIME: Wednesday, May 15, 2013, at 10:00 a.m.

PLACE: United Fire Group, Inc.
First Floor Conference Room
109 Second Street SE
Cedar Rapids, Iowa

ITEMS OF BUSINESS: At the meeting, we will ask shareholders to:

1) Elect five (5) Class B directors to three-year terms expiring in 2016.

2) Ratify the Audit Committee's appointment of Ernst & Young LLP as our independent registered public accounting firm for 2013.

3) Consider and vote upon an advisory non-binding proposal approving the compensation of our named executive officers.

4) Vote upon such other matters as may properly come before the meeting or at any adjournment or postponement thereof.

WHO CAN VOTE: You can vote if you were a shareholder of record on March 18, 2013.

2011 ANNUAL REPORT: If you requested electronic delivery, we have delivered our 2012 Annual Report to you electronically. If you did not request electronic delivery, a copy of our 2012 Annual Report is enclosed.

The Board of Directors recommends that shareholders vote <u>FOR</u> Items 1, 2, and 3.

By Order of the Board of Directors,

Neal R. Scharmer
Corporate Secretary

Dated at Cedar Rapids, Iowa
April 15, 2013

Whether or not you plan to attend the meeting, please complete, sign, date and return the accompanying proxy card or vote your shares by telephone or via the Internet.

Table of Contents

Table of Contents – Cont.



UNITED FIRE GROUP, INC.

118 Second Avenue SE
Cedar Rapids, Iowa 52401

**PROXY STATEMENT FOR THE
ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD ON MAY 15, 2013**

This solicitation of proxies is made by the Board of Directors of United Fire Group, Inc. ("Company," "we," "us," or "our," as the context requires). Proxies will be used at the Annual Meeting of Shareholders of United Fire Group, Inc. (the "Annual Meeting"), an Iowa corporation, to be held on May 15, 2013 at 10:00 a.m., and at any adjournment or postponement thereof. This year's meeting will be held in the first floor conference room of our building located at 109 Second Street SE, in Cedar Rapids, Iowa. With respect to shares of our common stock held in the United Fire Group, Inc. Employee Stock Ownership Plan (the "ESOP") and the United Fire Group, Inc. 401(k) Plan (the "401(k) Plan"), the Board of Directors is soliciting participants on behalf of the Trustees of those plans to direct the Trustees how to vote the shares held in those plans.

The notice of meeting, proxy statement, and form of proxy is first being mailed to shareholders and participants in the ESOP and 401(k) Plan on or about April 15, 2013.

We will solicit proxies principally by mail, but our directors and employees may also solicit proxies by telephone, facsimile, or e-mail. Our directors and employees may also conduct personal solicitations.

ANNUAL MEETING OF SHAREHOLDERS

QUESTIONS AND ANSWERS ABOUT THE ANNUAL MEETING

What is the purpose of the Annual Meeting?

At the Annual Meeting, shareholders will act upon the matters listed in the attached Notice of 2013 Annual Meeting of Shareholders, including (i) the election of five (5) Class B directors to serve three-year terms expiring in 2016, (ii) the ratification of the Audit Committee's appointment of Ernst & Young LLP as our independent registered public accounting firm for 2013, and (iii) an advisory vote approving the compensation of our named executive officers**.** Our management will report on our performance during fiscal year 2012. Representatives of Ernst & Young LLP will be present at the meeting, will have the opportunity to make a statement if they so choose, and will be available to respond to appropriate shareholder questions.

Who may attend the Annual Meeting?

All shareholders of record as of March 18, 2013 or their duly appointed proxies may attend the Annual Meeting. Although we encourage you to complete and return the enclosed proxy card by mail, or to vote by telephone or via the Internet to ensure your vote is counted, you may attend the Annual Meeting and vote your shares in person.

Who is entitled to vote at the Annual Meeting?

Shareholders of Record

If your shares are registered in your name with Computershare Trust Company, our dividend agent, transfer agent and registrar, you are considered a shareholder of record. Shareholders of record at the close of business on March 18, 2013, are entitled to receive notice of and to vote at the Annual Meeting or at any postponement or adjournment thereof. At the close of business on March 18, 2013, there were 25,262,170 shares of our common stock issued and outstanding. Each share of common stock entitles its record holder to one vote.

Brokerage and Other Account Holders

If your shares are held in a brokerage account or by a bank or other nominee, your name does not appear anywhere in the Company's shareholder records. Instead, the "street name" of your broker, bank or other nominee who holds the shares for you appears on our records; you are the beneficial owner of the shares. These proxy materials are being forwarded to you by your brokerage firm, bank or other nominee. As the beneficial owner, you have the right to direct your brokerage firm, bank or other nominee how to vote your beneficial shares by filling out and returning the voting instruction form provided to you. Telephone and Internet voting options may also be available to beneficial owners. As a beneficial owner, you are invited to attend the Annual Meeting, but you must obtain a legal proxy from the record holder of your shares in order to vote in person at the Annual Meeting.

ESOP and 401(k) Plan Participants

If you are a participant in either our ESOP or our 401(k) Plan, your proxy card shows the number of shares of common stock held for your benefit in those plans, plus any other shares you may own. If you hold stock through either plan, voting your proxy also serves as confidential voting instructions to the Trustees of the ESOP (Timothy G. Spain and Michael T. Wilkins) and/or to the Trustee of the 401(k) Plan (Charles Schwab & Co.). Those Trustees will vote your shares in accordance with the specific voting instructions that you indicate on your proxy card. If you provide no specific voting instructions, the Trustees of the ESOP will not vote your shares, and the Trustee of the 401(k) Plan will vote your shares in proportion to the voting instructions it receives from those plan participants who do submit voting instructions.

What constitutes a quorum for the Annual Meeting?

The presence at the Annual Meeting of a majority of the outstanding shares (50.0 percent plus one share) of our common stock represented either in person or by proxy will constitute a quorum for the transaction of business at the meeting. Based on the number of shares outstanding on March 18, 2013, 12,631,086 shares of common stock, represented in person or by proxy, will constitute a quorum for conducting business at the Annual Meeting. Abstentions and broker non-votes will each be counted as present for purposes of determining the existence of a quorum at the Annual Meeting.

How do I vote my shares?

You may vote in the following ways:

- *In person:* We will distribute paper ballots to anyone who wishes to vote in person at the Annual Meeting. However, if you hold your shares in street name, you must request a proxy card from your broker and bring it to the meeting in order to vote in person at the Annual Meeting.

- *By mail:* Complete and sign your proxy card and return it by mail in the enclosed business reply envelope. If you mark your voting instructions on the proxy card, your shares will be voted as you instruct. If an additional proposal comes up for a vote at the Annual Meeting that is not on the proxy card, your shares will be voted in the best judgment of the authorized proxies, Jack B. Evans and Neal R. Scharmer.

If you sign and return your proxy card without marking voting instructions, your shares will be voted <u>FOR</u> approval of the director nominees, <u>FOR</u> the ratification of the Audit Committee's appointment of Ernst & Young LLP as our independent registered public accounting firm for 2013, and <u>FOR</u> approval of the resolution regarding compensation of our named executive officers.

- *By telephone:* To vote your shares by telephone, call the toll-free telephone number on your proxy card. You must have a touch-tone telephone to use this voting method. You will need to follow the instructions on your proxy card and the voice prompts to vote your shares.

- *Via the Internet:* If you have Internet access available to you, you may go to the website listed on your proxy card to vote your shares via the Internet. You will need to follow the instructions on your proxy card and the website to vote your shares.

Telephone and Internet voting options are available 24 hours a day, seven days a week. When prompted, you will need to enter the control number shown on your proxy card. You will then be able to vote your shares and confirm that your instructions have been properly recorded. If you vote by telephone or via the Internet, your electronic vote authorizes the proxies in the same manner as if you had signed, dated and returned your proxy card by mail. Telephone and Internet voting procedures, including the use of control numbers found on the proxy cards, are designed to authenticate shareholders' identities, to allow shareholders to vote their shares securely and to confirm that their instructions have been properly recorded. If you vote by telephone or via the Internet, you do not need to return your proxy card.

If you hold your shares in street name, you may vote by telephone or via the Internet only if your bank, broker or other nominee makes those methods available to you, in which case your bank, broker or other nominee will enclose specific instructions for using those options along with this proxy statement.

If I hold my shares in a brokerage account and do not return voting instructions, will my shares be voted?

If your shares are held in a brokerage account or by a bank or other nominee, your broker, bank or other nominee will ask you how you want your shares to be voted. If you provide voting instructions, your shares must be voted as you direct. If you do not furnish voting instructions, one of two things can happen, depending upon whether a proposal is "routine." Under the rules that govern brokers who have record ownership of shares beneficially owned by their clients, brokers have discretion to cast votes on routine matters, such as the ratification of the choice of auditor, without receiving voting instructions from their clients. Brokers are not permitted, however, to cast votes on "non-routine" matters, such as the election of directors, approval of stock incentive plans or amendments to our articles of incorporation, without receiving client voting instructions. A "broker non-vote" occurs when a broker holding shares for a beneficial owner does not vote on a particular proposal because the broker does not have discretionary voting authority for that proposal and has not received voting instructions from the beneficial owner.

Can I revoke my proxy or change my vote after I return my proxy?

Yes. Even after you submit a proxy, you may revoke your proxy or change your vote at any time before the proxy is exercised by:

- Delivering written notice to our transfer agent, Computershare Trust Company, at its proxy tabulation center at P. O. Box 43126, Providence, Rhode Island 02940-5138;

- Delivering written notice to the Corporate Secretary of United Fire Group, Inc. at P.O. Box 73909, Cedar Rapids, Iowa 52407-3909;

- Executing and delivering a later-dated proxy; or

- Appearing and voting in person at the Annual Meeting. Attendance at the Annual Meeting will not, by itself, revoke a previously granted proxy.

3

Who pays for this proxy solicitation?

United Fire Group, Inc. will pay the total expense of this solicitation of proxies. Expenses may include reimbursement to brokerage firms and others of their cost for forwarding solicitation material to beneficial owners.

Does United Fire Group, Inc. offer an opportunity to receive future proxy materials electronically?

Yes. If you wish to receive future proxy materials over the Internet instead of receiving copies in the mail, follow the instructions provided when you vote by telephone or via the Internet. If you elect electronic delivery, United Fire Group, Inc. will discontinue mailing the proxy materials to you beginning next year and will send you an e-mail message notifying you of the Internet address or addresses where you may access next year's proxy materials and vote your shares. You may discontinue electronic delivery at any time.

What are the benefits of electronic delivery?

Electronic delivery reduces United Fire Group, Inc.'s printing and mailing costs as well as the environmental impact of the Annual Meeting. It is also a convenient way for you to receive your proxy materials and makes it easy to vote your shares over the Internet.

DELIVERY OF ONE SET OF ANNUAL MEETING MATERIALS TO SHAREHOLDERS IN A SINGLE RESIDENCE

SEC rules permit companies and intermediaries such as brokers to satisfy delivery requirements for proxy statements and annual reports to shareholders with respect to two or more shareholders sharing the same address by delivering a single proxy statement and annual report to shareholders addressed to those shareholders. This process, commonly referred to as "householding," provides cost savings for companies. We and some brokers household proxy materials and annual reports to shareholders unless contrary instructions have been received from the affected shareholders. Once you have received notice from us, your broker, or other designated intermediary that they will be householding materials to your address, householding will continue until you are notified otherwise or until you revoke your consent.

If, at any time, you no longer wish to participate in householding and would prefer to receive a printed proxy statement and annual report to shareholders, notify us by calling our transfer agent at (877) 373-6374, or submit a written request to: Computershare Trust Company, P. O. Box 43036, Providence, RI 02940-3036. Please include the Company's name, United Fire Group, Inc., and your account number(s) in any correspondence regarding householding. Street name shareholders wishing to cancel householding of their Annual Meeting materials should contact their broker directly.

Shareholders who currently receive multiple copies of the proxy statement or annual report to shareholders and would like to request householding should submit a written request to: Computershare Trust Company, P. O. Box 43036, Providence, RI 02940-3036. Please include the Company's name, United Fire Group, Inc., and your account number(s) in any correspondence regarding householding. Street name shareholders wishing to request householding of their Annual Meeting materials should contact their broker directly.

ELECTRONIC AVAILABILITY OF PROXY MATERIALS

Electronic versions of our annual proxy statement and 2012 Annual Report to Shareholders are available on our public website, **www.unitedfiregroup.com** by selecting "Investor Relations" and then "Annual Report and Proxy."

BOARD OF DIRECTORS

Our Board of Directors currently consists of 13 directors: John-Paul E. Besong, Scott L. Carlton, Christopher R. Drahozal, Jack B. Evans (Chairman), Douglas M. Hultquist, Casey D. Mahon, George D. Milligan, James W. Noyce, Michael W. Phillips, Mary K. Quass, John A. Rife (Vice Chairman), Randy A. Ramlo and Kyle D. Skogman.

CORPORATE GOVERNANCE

In order to promote the highest standards of management for the benefit of shareholders, our Board of Directors follows certain governance practices regarding how the Board conducts its business and fulfills its duties. Among these practices are:

Board Size, Composition and Independence Determination

The Board of Directors has determined that the Board of Directors shall consist of thirteen (13) members. The Board of Directors requires a majority of our Directors to be independent, as defined in the listing rules of The NASDAQ Global Select Market ("NASDAQ"). The Board of Directors determines director independence by applying the definition of independence contained in the applicable NASDAQ Listing Rules, both for purposes of NASDAQ's rule requiring that a majority of the board consist of independent directors and its rules requiring the Audit Committee, Nominating and Governance Committee and Compensation Committee to be made up entirely of independent directors.

In determining independence, the Board of Directors considered employment relationships, policyholder relationships, family relationships, agency relationships and the transactions, relationships and arrangements described under *Transactions with Related Persons*. All of the transactions, relationships and arrangements considered by the Board of Directors were made in the ordinary course of business and on substantially the same terms as those prevailing at the time for comparable relationships with other persons. The Board approved a relationship with Cedar Rapids Bank & Trust, a subsidiary of QCR Holdings, Inc., of which Mr. Hultquist serves as the President, Chief Executive Officer and a director. During 2012, Cedar Rapids Bank & Trust charged us $236,750 for management of our daily cash balances. This service was provided by Cedar Rapids Bank & Trust in the ordinary course of business on substantially the same terms and conditions as those prevailing at the time for comparable transactions with other customers. We expect Cedar Rapids Bank & Trust to continue to provide these services to us.

The Board of Directors has analyzed the independence of each director and director nominee and determined that twelve (12) of our thirteen (13) directors are independent. The following directors are independent within the meaning of the NASDAQ Listing Rules, and each is free of any relationship that would interfere with the individual exercise of independent judgment: Ms. Mahon, Ms. Quass, and Messrs. Besong, Carlton, Drahozal, Evans, Hultquist, Milligan, Noyce, Phillips, Rife and Skogman.

Qualifications and Skills of Directors and Director Nominees

Our Nominating and Governance Committee, with input from our Chief Executive Officer, reviews and evaluates all director candidates, including incumbents. The Nominating and Governance Committee and the Board of Directors seek qualified individuals who possess the minimum qualifications and the desirable qualities or skills described under *Director Nomination Process* found on page 10 of this proxy statement.

All of our incumbent directors possess both the specific minimum qualifications and the desirable qualities or skills. The specific expertise and qualifications that led to each director's inclusion on our Board of Directors are discussed in each director's individual biography beginning on page 13 of this proxy statement.

Attendance at Directors' and Shareholders' Meetings

The Board of Directors met five (5) times during 2012. All of the directors attended 75 percent or more of the aggregate number of meetings of the Board of Directors and the committees on which they served. The Board of Directors' policy requires directors to attend our Annual Meeting. All directors serving at the time of the 2012 Annual Meeting attended that meeting.

Director Retirement

According to our bylaws, each director must announce his or her retirement from the Board of Directors no later than the February after he or she reaches age 72, and such retirement must be effective no later than the next Annual Meeting.

Director Stock Ownership

We believe that non-management directors should own and hold common stock of our Company to further align their interests and actions with the interests of our shareholders. Our articles of incorporation require that all of our directors own Company stock. The Board of Directors has adopted stock ownership guidelines indicating that each non-employee director should beneficially own at least 100 shares of Company stock when they join the Board of Directors and at least 5,000 shares of our common stock by the later of December 31, 2013, or five years after first being elected to the Board of Directors. Current beneficial stock ownership for each director can be found in the table on page 25 of this proxy statement.

Board Leadership Structure

Our Board of Directors is led by an independent Chairman who is responsible for providing guidance to our Chief Executive Officer, setting the agenda for Board meetings and presiding at all shareholder and director meetings. We also have an independent Vice Chairman who is responsible for presiding in the Chairman's absence. Neither our Chairman nor our Vice Chairman serves as our Chief Executive Officer. Our Chief Executive Officer is responsible for setting the strategic direction for our Company and providing day-to-day leadership. We separate the roles of Chairman and Chief Executive Officer. We feel that this is the most appropriate leadership structure for our Board of Directors and executive management because we recognize the difference between the two roles and the skill sets required to most effectively and efficiently perform these functions. Our Board of Directors does not have a formal policy requiring the positions of Chairman and Chief Executive Officer to be separate, preferring instead to preserve the freedom to decide from time to time what is in the best interest of our Company. Our Board of Directors strongly endorses the concept of an independent director being in a position to lead our independent directors. If at any time neither our Chairman nor our Vice Chairman is an independent director, the independent directors serving at that time will elect an independent director to serve as lead director.

During 2012, the Board of Directors had six (6) standing committees: Audit Committee, Compensation Committee, Executive Committee, Investment Committee, Nominating and Governance Committee and Risk Management Committee. Each committee is governed by a written charter that is reviewed and approved annually by the committee, the Nominating and Governance Committee, and the full Board of Directors. Only independent directors may serve on the Audit Committee, Compensation Committee and Nominating and Governance Committee. All committee charters are available for review either on our public website, **www.unitedfiregroup.com** by selecting "Investor Relations" and then "Corporate Governance," or in paper form upon written request to: United Fire Group, Inc., Attn: Investor Relations, P.O. Box 73909, Cedar Rapids, Iowa 52407-3909.

Risk Oversight by the Board of Directors

The Risk Management Committee's charter requires it to assist the Board of Directors in identifying and evaluating risks inherent in our business and to oversee and review the significant policies, procedures, and practices employed to manage risks.

Enterprise Risk Management ("ERM") is a methodology that helps us assess and manage our overall exposure to risk. In addition to our Risk Management Committee, we have an executive enterprise risk management committee ("executive ERM committee") that consists of our Chief Executive Officer, Chief Financial Officer, Executive Vice President, Vice President of Claims, Vice President of Corporate Underwriting, Chief Investment Officer, Supervisor of Audit Services, the Chief Operating Officer of our life insurance subsidiary (United Life Insurance Company), and United Life Insurance Company's independent actuary.

The executive ERM committee meets independently of the Risk Management Committee, with representatives from the Risk Management Committee in attendance. Members of the executive ERM committee are invited to attend and participate in meetings of the Risk Management Committee. During 2012, the executive ERM committee met on a quarterly basis to implement risk management strategies. During its meetings, the executive ERM committee discusses the risks that our Company faces and the controls that are in place to mitigate those risks, and identifies potential additional risks.

Collectively, the Risk Management Committee and the executive ERM committee have identified two broad categories of risk faced by our company – insurance risk and operational risk. We employ a multi-disciplinary approach to risk identification and evaluation, analyzing risk from the point of view of claims, underwriting, finance, and investments. Types of insurance risks generally include, but are not limited to, those risks associated with catastrophes, loss reserving practices, underwriting practices, policy pricing, geographical concentrations of property insured, competition and business mix. Types of operational risks we face generally include, but are not limited to, those risks associated with diversification and quality of investments, information technology, regulatory and legal compliance, business continuity planning, executive succession planning and the application of accounting policies and procedures.

ERM issues are also discussed during quarterly meetings of our full Board of Directors, where directors are updated on ERM issues and the ongoing efforts of the executive ERM committee and our Risk Management Committee. The work of our executive ERM committee, in conjunction with the Risk Management Committee and the Board of Directors, has led to the development of new tools, such as the CATography underwriting tool, which is designed to aid in the evaluation and mitigation of business risks.

Chief Executive Officer Performance Evaluation

Representatives of the Executive Committee and Compensation Committee meet each year with our Chief Executive Officer to review his goals for the current year. During the year, the Executive Committee meets regularly with our Chief Executive Officer to review his performance. The Executive Committee and the chair of the Compensation Committee annually review the performance of our Chief Executive Officer and assess his performance for that year. The Chief Executive Officer also meets with the Compensation Committee, which considers his performance for the year.

Code of Ethics

Our Board of Directors has adopted a Code of Ethics and Business Conduct that applies to all of our officers, directors, and employees. Copies of the United Fire Group, Inc. Code of Ethics and Business Conduct can be obtained free of charge by writing to United Fire Group, Inc., Attn: Investor Relations, P.O. Box 73909, Cedar Rapids, Iowa 52407-3909, or on our public website, **www.unitedfiregroup.com** by selecting "Investor Relations," then "Corporate Governance" and then "Code of Ethics." The Code of Ethics and Business Conduct establishes procedures regarding the reporting of a violation of the code.

Board Effectiveness Assessment

Our Nominating and Governance Committee conducts an annual survey of the directors to assess the effectiveness of our Board of Directors. The Nominating and Governance Committee reviews and considers the results of the survey, reports its findings to the Board of Directors and addresses any areas of concern. That committee also makes recommendations to the Board of Directors regarding our corporate governance practices. All standing committees of our Board of Directors also conduct annual self-assessments and report such self-assessments to the Board of Directors.

Director Compensation

We have designed the compensation of our directors to attract and retain qualified directors and to align directors' interests with the interests of our shareholders. See pages 52-54 of this proxy statement for a description of our directors' compensation program and the fees paid to our directors during 2012.

Board Agendas and Meetings

Each year the Board of Directors establishes the dates of regularly scheduled meetings of the Board of Directors. The Chairman of the Board, working with our Chief Executive Officer and Committee Chairpersons, establishes agendas for each meeting of the Board of Directors and distributes the agendas in advance of each meeting. Each director may suggest agenda items, and each director is free to raise subjects at any meeting of the Board of Directors that are not on the agenda for that meeting. At each regular meeting of the Board of Directors, the Board receives reports of each of the Committees.

Executive Sessions of Independent Directors

The independent directors meet in executive session following each meeting of the Board of Directors. The Chairman of the Board presides at meetings of the independent directors. These sessions allow the independent directors to discuss topics without management present.

Access to Management and Independent Advisers

The independent directors have access to management and, as necessary and appropriate, to independent advisers.

COMMITTEES OF THE BOARD

The Board of Directors has six (6) standing committees as shown in the following table. Each committee is governed by a charter that is reviewed and approved annually by that committee, the Nominating and Governance Committee, and the Board of Directors. Only independent directors may be members of the Audit Committee, Compensation Committee and Nominating and Governance Committee. All committee charters are available for review either on our public website, **www.unitedfiregroup.com,** by selecting "Investor Relations" and then "Corporate Governance;" or in paper form upon written request to United Fire Group, Inc., Investor Relations, P.O. Box 73909, Cedar Rapids, Iowa 52407-3909.

Director Name	Audit Committee	Compensation Committee	Executive Committee	Investment Committee	Nominating and Governance Committee	Risk Management Committee
Jack B. Evans, Chairman (I)	Member		Chairperson	Member	Member	
John A. Rife, Vice Chairman (I)	Member, Financial Expert		Member			Member
John-Paul E. Besong (I)						Member
Scott L. Carlton (I)	Member			Member		
Christopher R. Drahozal (I)		Member		Member		Member
Douglas M. Hultquist (I)	Member, Financial Expert	Member				Chairperson
Casey D. Mahon (I)		Member				Member
George D. Milligan (I)	Member			Chairperson	Member	
James W. Noyce (I)	Chairperson, Financial Expert	Member			Member	
Michael W. Phillips (I)		Member				Member
Mary K. Quass (I)		Chairperson				Member
Randy A. Ramlo			Member	Member		Member
Kyle D. Skogman (I)	Member		Member	Member	Chairperson	

Audit Committee Financial Expert   Committee Chairperson   (I) Independent Director   Member

Audit Committee

We have a separately designated standing Audit Committee, as defined in Section 3(a)(58)(A) of the Securities Exchange Act of 1934 (the "Exchange Act"). All of the members of the Audit Committee are independent under the NASDAQ Listing Rules, applicable law, and the applicable rules and regulations of the Securities and Exchange Commission ("SEC"), including Section 10A(m)(3) of the Exchange Act, as amended. The written policy of the Board of Directors requires that each member of the Audit Committee be an independent director. The Board of Directors has determined that Messrs. Hultquist, Noyce and Rife all possess the skills necessary to qualify as audit committee financial experts. As defined by Item 407(d)(5) of Regulation S-K of the Exchange Act, each is an audit committee financial expert, and each is an independent director, as independence for audit committee members is defined in the NASDAQ Listing Rules.

The Audit Committee is governed by a charter and is directly responsible for the appointment, compensation and retention (or termination) of our independent registered public accounting firm. The Audit Committee is also responsible for oversight of our internal audit function. The Audit Committee seeks to maintain free and open communications between the directors, the independent registered public accounting firm, the internal auditors and management. Its duties consist of reviewing recommendations by the internal auditor and the independent registered public accounting firm on accounting matters and internal controls; advising the Board of Directors on the scope of audits; reviewing our annual Consolidated Financial Statements and the accounting standards and principles followed; appointing the independent registered public accounting firm; and, if necessary, conducting independent inquiries. The Audit Committee Charter requires the committee to meet at least four (4) times each year. The Audit Committee met seven (7) times during 2012, including one (1) time in a joint session with the Risk Management Committee and two (2) times in continuing education meetings.

Compensation Committee

Compensation Committee Interlocks and Insider Participation

The Board of Directors has determined that, in accordance with its policy, each member of our Compensation Committee is independent from management and free from any relationship that, in the opinion of the directors, would interfere with their exercise of independent judgment. No Compensation Committee member was an employee or former employee of our Company. No Compensation Committee member had any relationship requiring disclosure under the ***Transactions with Related Persons*** section of this proxy statement. During 2012, none of our executive officers served on the Compensation Committee (or its equivalent) or Board of Directors of another entity whose executive officer(s) served on our Compensation Committee.

Scope of Authority

The Compensation Committee is governed by a charter. The role of the Compensation Committee is to address the Board of Directors' responsibilities relating to compensation of our senior executive officers and directors. The Compensation Committee oversees all aspects of the compensation of our executive officers and directors, including our director and management equity plans and deferred compensation plans, and other management incentive compensation programs. In overseeing those plans, the Compensation Committee may delegate authority to Company officers for day-to-day plan administration and interpretation. Management provides information to assist the committee regarding participation and award levels in the management plans. The Compensation Committee may not delegate authority for matters affecting the executive officers. The Compensation Committee's primary processes with respect to compensation of our senior executive officers can be found in the ***Compensation Discussion and Analysis*** section beginning on page 30 of this proxy statement. During 2012, the Compensation Committee engaged the services of Compensation Resources, Inc. as its independent outside compensation consultant to provide advice on executive and director compensation matters. For a discussion of the specific services provided by Compensation Resources, Inc., see the ***Compensation Discussion and Analysis*** section beginning on page 30 of this proxy statement. The Compensation Committee Charter requires the Compensation Committee to meet at least two (2) times each calendar year. The Compensation Committee met four (4) times during 2012.

Executive Committee

The Executive Committee meets during the intervals between Board of Directors' meetings and has the right and authority to exercise the full powers of our Board of Directors, except where limited by law, or where responsibility and authority is reserved to the Board of Directors or vested in another Committee of the Board of Directors. This committee also meets regularly with our Chief Executive Officer, participates with management in the development of our strategic initiatives, and monitors the implementation of these initiatives. In addition, the Executive Committee provides regular advice and counsel to management. The Executive Committee met four (4) times during 2012.

Investment Committee

The Investment Committee develops and oversees the Investment Policies and Acquisition/Holding Investment Practices of United Life Insurance Company and the property and casualty subsidiaries of United Fire Group, Inc. In addition, it reviews the Company's investments and the quality and performance of, and the risks related to, the Company's investment portfolios. The Investment Committee meets regularly with our Chief Investment Officer and his staff. The Investment Committee met four (4) times during 2012.

Nominating and Governance Committee

All of the members of the Nominating and Governance Committee are independent as defined in the NASDAQ Listing Rules and are free from any relationship that, in the opinion of the Board of Directors, would interfere with their exercise of independent judgment.

The Nominating and Governance Committee is governed by a charter. The committee is responsible for reviewing all director candidates, including incumbents, and making recommendations of nominees to the entire Board of Directors. The committee is also responsible for assessing and reporting on nominee qualifications, making assessments of director independence, identifying and reviewing related persons transactions, and other matters, including director education and succession planning. The committee's charter requires the committee to meet at least two (2) times each calendar year. The Nominating and Governance Committee met four (4) times during 2012.

Risk Management Committee

For a description of responsibilities and activities of the Risk Management Committee, see ***Risk Oversight by the Board of Directors*** on page 6 of this proxy statement. During 2012, the Risk Management Committee met four (4) times as a committee, including one (1) time in a joint session with the Audit Committee, as we believe that both committees should be involved in addressing our Company's risks.

DIRECTOR NOMINATION PROCESS

The Nominating and Governance Committee has adopted a written policy with regard to the consideration of director candidates, including candidates recommended by shareholders. The Nominating and Governance Committee evaluates candidates recommended by shareholders in the same manner as it evaluates other candidates. The committee seeks candidates with the following minimum qualifications:

- Each candidate must be prepared to represent the best interests of all of our shareholders and not just one particular constituency.

- Each candidate must be an individual who has demonstrated integrity and ethics in the candidate's personal, business, and professional life and has an established record of business and professional accomplishment.

- Neither the candidate nor the candidate's family members (as defined in the NASDAQ Listing Rules), affiliates or associates (as defined in Rule 405 promulgated under the Securities Act of 1933) shall have any material personal, financial, or professional interest in any present or potential competitor of ours.

- Each candidate must, as a director, participate fully in Board of Directors activities, including active membership on at least one Board committee and attendance at, and active participation in, meetings of the

10

Board and the committee(s) of which he or she is a member and not have other personal, business or professional commitments that would interfere with or limit his or her ability to do so.

- Each candidate must be willing to make, and financially capable of making, an investment in our common stock as required by our Articles of Incorporation and as provided for in a policy adopted by our Board of Directors.

The Nominating and Governance Committee considers it very desirable for candidates to possess the following qualities or skills:

- Each candidate should contribute to the Board of Director's overall diversity, diversity being broadly construed to mean a variety of opinions, perspectives, personal experience, business experience, professional experience, and backgrounds (such as gender, race, and ethnicity), as well as other differentiating characteristics.

- Each candidate should contribute positively to the existing chemistry and collaborative culture among the directors.

- Each candidate should possess professional, business, and personal experience and expertise relevant to the Company's business. In this regard, the Nominating and Governance Committee will consider financial, management and business background, personal and educational background and experience, community leadership, independence and other qualifications, attributes and potential contributions.

The Nominating and Governance Committee selects and recommends each candidate to the Board of Directors each year based on its assessment of, among other things:

- The candidate's personal qualifications as discussed above;

- The past and future contributions of our current directors, and the value of continuity and prior experience on our Board of Directors;

- The existence of one or more vacancies on our Board of Directors;

- The need for a director to possess particular attributes or particular experience or expertise; and

- Other factors that it considers relevant, including any specific qualifications the Nominating and Governance Committee adopts from time to time.

Any shareholder may recommend a person to be considered as a candidate or nominate one or more persons for election as a director of our Company. A shareholder who desires to make such a recommendation must comply with Sections 8 and 9 of Article I of our bylaws. Our Board of Directors encourages shareholders who wish to recommend candidates to the Nominating and Governance Committee to send their recommendations in writing addressed to the Nominating and Governance Committee, United Fire Group, Inc., Attention: Corporate Secretary, P.O. Box 73909, Cedar Rapids, Iowa 52407-3909 using the procedures found in the ***Communicating with the Board of Directors*** section of this proxy statement.

COMMUNICATING WITH THE BOARD OF DIRECTORS

Concerns and Complaints

United Fire Group, Inc. has adopted a process for communicating with our Board of Directors. To communicate directly with our Board of Directors regarding issues of concern to or about our Company, access our website, **www.unitedfiregroup.com** by selecting "Investor Relations" and then "Corporate Governance," call toll free by telephone at 1-877-256-1056, or write to our Audit Committee at United Fire Group, Inc., Attention: Audit Committee – Confidential, P.O. Box 73909, Cedar Rapids, Iowa 52407-3909. Our Vice President/General Counsel/Corporate

Secretary, Neal R. Scharmer, and Audit Committee Chair, James W. Noyce, are responsible for reviewing and reporting such communications to our Board of Directors. If requested, and to the extent possible, all communications with our Board of Directors are kept strictly confidential.

Shareholder Proposals and Director Nominations

To be eligible for inclusion in the proxy materials for the 2014 annual meeting, a shareholder proposal must be received by our Corporate Secretary by the close of business on December 18, 2013. All proposals must comply with (i) Rule 14a-8 of the Exchange Act, which lists the requirements for the inclusion of shareholder proposals in company-sponsored proxy materials, and (ii) Section 8 of Article I of our bylaws. Proposals must be delivered to our Corporate Secretary at United Fire Group, Inc., Attention: Corporate Secretary, P.O. Box 73909, Cedar Rapids, Iowa 52407-3909.

Any shareholder proposal that is not submitted for inclusion in next year's proxy statement under SEC Rule 14a-8, but is instead sought to be presented directly at our 2014 Annual Meeting, must be received at our principal executive offices by the close of business on March 1, 2014. Proposals must be delivered to our Corporate Secretary at United Fire Group, Inc., Attention: Corporate Secretary, P.O. Box 73909, Cedar Rapids, Iowa 52407-3909. SEC Rules permit management to vote proxies in its discretion in certain cases if the shareholder does not comply with this deadline, and in certain other cases notwithstanding the shareholder's compliance with this deadline.

PROPOSAL ONE – ELECTION OF DIRECTORS

Our articles of incorporation require that our Board of Directors be divided into three classes, A, B and C, with one class elected at each Annual Meeting. The Board of Directors must consist of no more than fifteen (15) and no less than nine (9) members, with the number fixed by the directors. The directors have fixed current membership of the Board of Directors at thirteen (13) and the number of Class B directors to be elected at this year's Annual Meeting at five (5), subject to such changes as the Board of Directors may make at the time of the Annual Meeting if any director nominations are made by minority shareholders, as described in the next paragraph.

According to our articles of incorporation, minority shareholders who collectively hold and vote one-fifth of our outstanding common stock are entitled to nominate and elect 20 percent of our directors. Therefore, minority shareholders collectively holding one-fifth of our outstanding common stock are entitled to nominate and elect one (1) director if we have nine (9) directors; two (2) directors if we have a total of ten (10) through fourteen (14) directors (the current number is thirteen (13)); and three (3) directors if we have fifteen (15) directors. The majority of our shareholders can always elect a majority of our directors.

Upon the recommendation of the Nominating and Governance Committee, our Board of Directors has nominated the following individuals for election to our Board of Directors this year.

DIRECTOR NOMINEES

Nominees for Director (Class B) – for Terms Expiring in 2016



John-Paul E. Besong
(Director since 2013)

Mr. Besong, 59, is Senior Vice President of e-Business for Rockwell Collins, a Fortune 500 company based in Cedar Rapids, Iowa, that provides aviation electronics for both commercial and military aircraft and that has a class of securities registered pursuant to Section 12 of the Exchange Act. He was appointed Senior Vice President and CIO in 2003. Beginning in 1979, when he joined Rockwell Collins as a chemical engineer, Mr. Besong has held management roles having increasingly more responsibility within the company including, vice president of e-Business and Lean Electronics^{SM}, head of the SAP initiative and Director of the Printed Circuits and Fabrication businesses.

Mr. Besong is a strong community supporter and member of various industry and community boards. He serves on the boards of directors of Lean Aerospace Initiative (LAI), Junior Achievement (Cedar Rapids area), Mercy Medical Center, Iowa Public Television Foundation and Technology Association of Iowa (TAI) CIO Advisory Board; he serves as a member and former chair of the executive board of TAI.

Mr. Besong's business background provides him with a very strong understanding of technological advances critical to the insurance industry. The Board of Directors believes that Mr. Besong's qualifications to serve as director include his business acumen and distinguished management career as an officer and information technology expert of a Fortune 500 company. Mr. Besong currently serves on our Risk Management Committee. Mr. Besong is an independent director as defined in the NASDAQ Listing Rules.



James W. Noyce
(Director since 2009)

Mr. Noyce, 57, has a strong business, accounting and insurance industry background, with extensive public company experience. Before retiring, Mr. Noyce had nearly three decades of experience in the financial services industry, most recently as Chief Executive Officer and director of FBL Financial Group, Inc. ("FBL"), an insurance holding company headquartered in West Des Moines, Iowa. While at FBL, Mr. Noyce served as Chief Executive Officer and director from January 2007 until May 2009, Chief Financial Officer from January 1996 until January 2007 and Chief Administrative Officer from July 2002 until January 2007. From January 2000 to July 2002 he was Executive Vice President and General Manager of the property-casualty companies managed by FBL. Mr. Noyce began his employment with FBL and its affiliates in 1985. From August 2009 until November 2010, Mr. Noyce served as the Senior Advisor and Major Gifts Officer for the Athletics Department of Drake University, a private university in Des Moines, Iowa.

Mr. Noyce holds or has held numerous professional certifications and designations including certified public accountant; Fellow, Casualty Actuarial Society; Associate, Society of Actuaries; Fellow, Life Management Institute; and Member, American Academy of Actuaries. He was named Outstanding CPA in Business and Industry by the Iowa Society of CPAs and was inducted into the American Institute of Certified Public Accountants' Business and Industry Hall of Fame in 2007.

**James W. Noyce
continued**

Since August 2009, Mr. Noyce has been a director of West Bancorporation, Inc., West Des Moines, Iowa, a bank holding company that has a class of securities registered pursuant to Section 12 of the Exchange Act. Mr. Noyce serves as the audit committee chair of West Bancorporation, Inc. He also serves or has served on several community boards, including the United Way of Central Iowa, the Greater Des Moines Partnership, Grandview University, Special Olympics Iowa, and the Mid-Iowa Council of Boy Scouts of America.

Mr. Noyce serves as the chair of our Audit Committee and has the professional and business experience to qualify as an audit committee financial expert as defined by Item 407(d)(5) of Regulation S-K of the Exchange Act. Mr. Noyce also serves on our Compensation and Nominating and Governance Committees. The Board of Directors believes that Mr. Noyce's qualifications to serve as director include his extensive background and experience in the insurance industry and his public company, executive leadership, and management experience. Mr. Noyce is an independent director as defined in the NASDAQ Listing Rules.



Mary K. Quass
(Director since 1998)

Ms. Quass, 63, is President and Chief Executive Officer of NRG Media, LLC, headquartered in Cedar Rapids, Iowa, a position that she has held since 2005. NRG Media, LLC is a broadcast group consisting of 42 analog radio stations and 20 digital streaming radio stations in the Midwest. Ms. Quass previously served as President and Chief Executive Officer of New Radio Group, LLC, from 2002-2005. She also served as President and CEO of Central Star, a division of Capstar Broadcasting Partners, Inc. from 1998 through the merger of Capstar Broadcasting Partners, Inc. in 2001 into AMFM. She purchased her first radio stations in 1988, with the formation of QBC.

Ms. Quass has a strong business background and has been a long time community leader and supporter. She serves on the board of directors for Involta, a leading provider of data center services in Cedar Rapids; Van Meter Inc., a distributer of electrical and mechanical supplies, services and solutions in Cedar Rapids; and the Cedar Rapids region of US Bank. Ms. Quass' service extends to community boards as Chair Elect for Mercy Medical Center in Cedar Rapids; Past Chair of the Entrepreneurial Development Center, a public/private sponsored business accelerator in Cedar Rapids; Trustee of United Way East Central Iowa; and past Chair of the Cedar Rapids Chamber of Commerce.

Ms. Quass is involved in professional organizations including service on the Board of Directors of the National Association of Broadcasters and the Radio Advertising Bureau Executive Committee, and as Treasurer of the QMac IBA Foundation and past Chair of the Iowa Broadcasters Association. Ms Quass has been recognized by the broadcast industry. Radio Ink Magazine named her Broadcaster of the Year for 1999, and one of the 40 Most Powerful Broadcasters for 2005 through 2010. She has been inducted into the Iowa Broadcasters Association Hall of Fame and is the recipient of the Rivers Humanitarian Award.

Her service as our director provides her with a very strong understanding of the insurance industry in general and our business operations in particular. Ms Quass is Chair of our Compensation Committee and also serves on our Risk Management Committee. The Board of Directors believes that Ms Quass' qualifications to serve as director include her executive leadership, management experience and understanding of the insurance industry. Ms. Quass is an independent director as defined in the NASDAQ Listing Rules.



John A. Rife
(Director since 1998)

Mr. Rife, 70, served as our President from 1997 until 2007 and as our CEO from 2000 until 2007. He also served as President of our life insurance subsidiary, United Life Insurance Company ("United Life"), from 1984 until his retirement in June 2009. He began his service with us in 1976 as a marketing representative for United Life. Based on his 33 years of service with our group, Mr. Rife has a very extensive background in and knowledge of our Company including both the property-casualty and life insurance segments. Mr. Rife holds the Chartered Life Underwriter professional insurance designation. Mr. Rife was elected Vice Chairman of our Board of Directors in 2009.

Mr. Rife is an active member of the community. He serves as a Director, President and Treasurer of The McIntyre Foundation, a private charitable corporation and as Vice President and Treasurer of the 2001 Development Corporation, which engages in economic development projects in the downtown area of Cedar Rapids. Mr. Rife also serves on the board of trustees of the United Way of East Central Iowa and Mercy Medical Center in Cedar Rapids and as a director of the Mount Vernon Community Schools Foundation and the Community Resiliency Project, Inc. Mr. Rife is a past board member of QCR Holdings, Inc., a multi-bank holding company headquartered in Moline, Illinois, that has a class of securities registered pursuant to Section 12 of the Exchange Act. While he was a board member of QCR Holdings, Inc., Mr. Rife served on the executive committee. He also served as a board member of Cedar Rapids Bank & Trust, a subsidiary of QCR holdings, Inc., and as chairman of the loan committee of the board. Mr. Rife is a past board member of the Cedar Rapids Area Chamber of Commerce and Cedar Rapids Metro Economic Alliance, an economic development organization.

Mr. Rife currently serves on our Audit, Executive and Risk Management Committees. Based on his long service with our organization and understanding of the insurance industry, Mr. Rife possesses the knowledge and business experience to qualify as an audit committee financial expert as defined by Item 407(d)(5) of Regulation S-K of the Exchange Act. The Board of Directors believes that Mr. Rife's qualifications to serve as director include his extensive experience with our Company and in the insurance industry, as described above, and his executive leadership and management experience. Mr. Rife is an independent director as defined in the NASDAQ Listing Rules.



Kyle D. Skogman
(Director since 2000)

Mr. Skogman, 62, possesses a strong business background. Since 1990, he has served as President of Skogman Construction Co. of Iowa, a company that specializes in residential construction and real estate sales, primarily in Cedar Rapids, Iowa. Skogman Homes has built over 6,000 homes since Mr. Skogman became President and was recognized as the 169th largest builder in the country for 2010. With over 220 agents, Skogman Realty is recognized as the 59th largest independent real estate company in the country. Mr. Skogman also owns an interest in a property-casualty insurance agency. He was inducted into the Cedar Rapids Area Homebuilders Association Hall of Fame.

Mr. Skogman is a long-time active community leader and supporter, with service to many diverse organizations including as director and Chairman of the Board of Mercy Medical Center and as a director on the Board of the National Czech & Slovak Museum & Library. Mr. Skogman is a past director of the Cedar Rapids Chamber of Commerce and is a past Chair of Cedar Rapids Metro Economic Alliance, an economic development organization.

Kyle D. Skogman continued	Mr. Skogman currently chairs our Nominating and Governance Committee and serves as a member of our Audit, Executive and Investment Committees. Through his prior business experience and his service to us, Mr. Skogman has a broad and strong understanding of our Company and our business.
	The Board of Directors believes that Mr. Skogman's qualifications to serve as director include his business acumen, executive leadership, management experience and his understanding of the insurance industry, gained from his many years of service to our Company. Mr. Skogman is an independent director as defined in the NASDAQ Listing Rules.

VOTE REQUIRED AND BOARD RECOMMENDATION

Directors are elected by a plurality of the votes cast (either in person or by proxy) by the shares entitled to vote in the election at a meeting at which a quorum is present. In tabulating the voting results for the election of directors, "FOR" votes are counted in favor of the election of a director, and "WITHHOLD" votes are counted against the election of a director. Abstentions will not affect the election of directors. In tabulating the voting results for the election of directors, only "FOR" and "WITHHOLD" votes are counted. Shareholders do not have the right to cumulate their votes in the election of directors.

**The Board of Directors recommends a vote <u>FOR</u> the
election to the board of each of the nominees.**

CONTINUING DIRECTORS NOT UP FOR ELECTION

The following individuals are continuing members of our Board of Directors who are not up for election.

Director (Class A) – Terms Expiring in 2014



Scott L. Carlton
(Director since 2012)

Mr. Carlton, 44, has a strong international business background and extensive experience within the finance and accounting functions in a global public company. Since 2007, he has held the position of President of SGL Carbon LLC, Charlotte, North Carolina, a subsidiary of SGL Carbon Group, Wiesbaden, Germany, with 46 production facilities worldwide, including 12 in North America. From 2002 until 2007, Mr. Carlton served as Vice President of Finance and Controlling for the largest business unit of SGL Carbon Group, and in that capacity was responsible for the controlling, finance and accounting functions. Since beginning his career with SGL Carbon Group in 1994, Mr. Carlton has worked in a variety of accounting and financial positions at various locations within and outside of the US.

Mr. Carlton holds undergraduate and graduate degrees in accounting and finance and completed the Senior Executive Education Program at London Business School. The Board of Directors believes that Mr. Carlton brings a depth of public company management experience to our board. Currently he is responsible for an organization with over $700 million in annual revenue covering seven subsidiaries with over 1,400 employees. He has a strong background in finance, with particular expertise in accounting and financial oversight and reporting. Mr. Carlton also has insurance experience on both a domestic and international scale.

Mr. Carlton currently serves on our Audit and Investment Committees. He is a first cousin by marriage to Mr. Drahozal. Mr. Carlton is an independent director as defined in the NASDAQ Listing Rules.



Douglas M. Hultquist
(Director since 2007)

Mr. Hultquist, 57, has a strong business background and extensive experience with public companies. He is the President, Chief Executive Officer, and a director of QCR Holdings, Inc., a multi-bank holding company he co-founded that is headquartered in Moline, Illinois, and that has a class of securities registered pursuant to Section 12 of the Securities Exchange Act of 1934 ("Exchange Act"). He has served in those positions since 1993. From 1977 to 1993, Mr. Hultquist was a certified public accountant (and a partner from 1987 to 1993) with KPMG Peat Marwick and McGladrey & Pullen, LLP, national tax and accounting firms. As a certified public accountant, Mr. Hultquist provided services to and advised a wide range of businesses.

Mr. Hultquist is an active, long-time community leader and supporter, being involved as a director and past Chairman of the PGA TOUR John Deere Classic golf tournament, a director of The Robert Young Center for Mental Health, a trustee and past Chairman of Augustana College, a director of TPC at Deere Run and Finance Chairman of the William Butterworth Memorial Trust. Mr. Hultquist is also chair of the finance committee and a member of the Board of the Quad Cities Chamber of Commerce. He serves on the board of the Rock Island County Children's Advocacy Center and participates in Big Brothers/Big Sisters.

Mr. Hultquist chairs our Risk Management Committee and he is a member of our Audit and Compensation Committees. Through his professional and business background and his service to us, Mr. Hultquist has a broad and strong understanding of our Company and business and the operations of a public company. The Board of Directors believes that Mr. Hultquist's qualifications to serve as director include his business acumen, executive leadership and management experience, accounting background and extensive experience with public companies. Mr. Hultquist is an independent director as defined in the NASDAQ Listing Rules and has the professional and business experience to qualify as an audit committee financial expert as defined by Item 407(d)(5) of Regulation S-K of the Exchange Act.



Casey D. Mahon
(Director since 1993)

Ms. Mahon, 61, was an Adjunct Professor of Law at the University of Iowa College of Law, Iowa City, Iowa, where she periodically taught business law from 1998 until 2009. She has a strong public company background, having served from 1986 to 1990 as Senior Vice President and General Counsel of Teleconnect Company and its successor, Telecom USA, both of which had classes of securities registered pursuant to Section 12 of the Exchange Act at the time she was employed by them. From 1993 until 1998 Ms. Mahon served as Senior Vice President and General Counsel for McLeodUSA, Inc., Cedar Rapids, Iowa, a company that, at the time, had a class of securities registered pursuant to Section 12 of the Exchange Act. McLeodUSA, Inc. provided integrated communications services to its customers.

Ms. Mahon serves on our Compensation and Risk Management Committees. The Board of Directors believes that Ms. Mahon's qualifications to serve as director include her extensive legal experience with public companies and her knowledge of the insurance industry gained from her years of service to our Company. Ms. Mahon also serves as a member of the Board of Directors of the University of Iowa Foundation. Ms. Mahon is an independent director as defined in the NASDAQ Listing Rules.



Randy A. Ramlo
(Director since 2008)

Mr. Ramlo, 52, has served as our President and Chief Executive Officer since May 2007. He previously served us as Chief Operating Officer (May 2006 – May 2007), as Executive Vice President (May 2004 – May 2007), and as Vice President, Fidelity and Surety (November 2001 – May 2004). Mr. Ramlo has been with us since 1984 and has a very strong knowledge of our Company and the insurance industry. He holds numerous professional insurance designations, including Chartered Property and Casualty Underwriter, Associate in Fidelity and Surety Bonding, Associate in Management and Associate in Risk Management.

Mr. Ramlo is a long-time community leader and supporter, with service to many diverse organizations. He serves as a director of Cedar Rapids Metro Economic Alliance, an economic development organization, a member of the board of trustees of the Cedar Rapids Museum of Art, a member of The University of Northern Iowa School of Business Executive Advisory Board, a trustee on The Iowa College Foundation Board of Trustees and a trustee of the Eastern Iowa Branch of the Juvenile Diabetes Research Foundation International. He also serves on the Self-Supported Municipal Improvement District board of the Cedar Rapids Downtown District.

Mr. Ramlo serves on our Executive, Risk Management and Investment Committees. The Board of Directors believes that Mr. Ramlo's qualifications to serve as director include his extensive experience in the insurance industry with our Company and his executive leadership and management experience. Mr. Ramlo is not an independent director as defined in the NASDAQ Listing Rules.

Directors (Class C) – Terms Expiring in 2015



Christopher R. Drahozal
(Director since 1997)

Mr. Drahozal, 51, is an internationally known legal scholar. He is the John M. Rounds Professor of Law and Associate Dean for Research and Faculty Development at the University of Kansas School of Law in Lawrence, Kansas, where he has taught since 1994. Since 2012, Mr. Drahozal has also served as special advisor to the Consumer Financial Protection Bureau, a government agency headquartered in Washington, D.C., on its statutorily-mandated study of arbitration clauses in consumer financial services contracts. Prior to teaching, Mr. Drahozal was in private law practice in Washington, D.C., and served as a law clerk for the Iran-U.S. Claims Tribunal, the United States Court of Appeals for the Fifth Circuit and the United States Supreme Court. Mr. Drahozal is a first cousin by marriage to Mr. Carlton.

Mr. Drahozal currently serves on our Compensation, Investment and Risk Management Committees. The Board of Directors believes that Mr. Drahozal's qualifications to serve as director include his legal background and his knowledge of the insurance industry and our Company, gained from his many years of service to us. Mr. Drahozal is an independent director as defined in the NASDAQ Listing Rules.



Jack B. Evans
(Director since 1995)

Mr. Evans, 64, became Chairman of our Board of Directors in October 2009. He has served us as a director since 1995 and as Vice Chairman from 1997 to 2009. Mr. Evans has a very strong business background and currently holds the position of President of The Hall-Perrine Foundation, a private philanthropic corporation located in Cedar Rapids, Iowa. He has held that position since 1996. From 1993 to 1995, he served as President of SCI Financial Group, a regional financial services firm located in Cedar Rapids that provided brokerage, insurance and related services to its clients.

Mr. Evans has extensive experience with public companies. He currently serves on the Board of Trustees of 217 registered investment companies in the Nuveen Funds complex. He has served as a director of Alliant Energy Corporation of Madison, Wisconsin, a utility company that has a class of securities registered pursuant to Section 12 of the Exchange Act, and as a director of the Federal Reserve Bank of Chicago. Mr. Evans is currently a member of the Iowa Board of Regents, overseeing the state's public university system.

Mr. Evans is a member of our Audit, Investment and Nominating and Governance Committees. He also serves as Chair of our Executive Committee. As a long-serving director of our Company, Mr. Evans has gained broad knowledge of the insurance industry generally and our Company in particular. The Board of Directors believes that Mr. Evans' qualifications to serve as director include his business acumen, executive leadership, management experience, and extensive experience with public companies and our Company. Mr. Evans is an independent director as defined in the NASDAQ Listing Rules.



George D. Milligan
(Director since 1999)

Mr. Milligan, 56, has a strong business background, with service since 1985 as President of The Graham Group, Inc., of Des Moines, Iowa. The Graham Group, Inc. consists of a real estate firm specializing in developing office buildings and a construction firm specializing in constructing hospital facilities. Since 2005, Mr. Milligan has also served as a director of West Bancorporation, Inc. of West Des Moines, Iowa, a bank holding company that has a class of securities registered pursuant to Section 12 of the Exchange Act. As a member of the West Bancorporation, Inc. board of directors, Mr. Milligan serves on their audit committee, loan committee, and nominating and governance committee. Mr. Milligan previously served as director of Allied Life Insurance Company, which had a class of securities registered pursuant to Section 12 of the Exchange Act at the time of his service. Mr. Milligan is a long-time community leader and supporter, being active with the Boy Scouts, the Dowling Foundation, Mercy Hospital Foundation and Simpson College.

Mr. Milligan serves as chair of our Investment Committee and as a member of our Audit and Nominating and Governance Committees. The Board of Directors believes that Mr. Milligan's qualifications to serve as director include his business acumen, executive leadership, management experience, and extensive experience with public companies, as well as his knowledge of the insurance industry and our Company. Mr. Milligan is an independent director as defined in the NASDAQ Listing Rules.



Michael W. Phillips
(Director since 2012)

Mr. Phillips, 44, is the founder and President of Investors' Actuarial Services, LLC, a consulting firm based in Timonium, Maryland that provides actuarial services to institutional investors. He is also an Adjunct Professor at the Notre Dame of Maryland University and Towson University, both in Baltimore, Maryland, where he teaches undergraduate- and graduate-level finance classes. Mr. Phillips has significant insurance industry experience, having served from 2005 to 2010 as Vice President and sell-side equity research analyst covering small- and mid-cap insurers (including United Fire Group, Inc.) in the Baltimore, Maryland office of Stifel, Nicolaus & Co., Inc., a full-service regional brokerage and investment banking firm headquartered in St. Louis, Missouri. Mr. Phillips is an actuary and an associate of the Casualty Actuarial Society. He spent more than ten years as a reserving actuary for insurance companies including Zurich Insurance Group, the Travelers Insurance Corporation and GMAC Reinsurance Corporation, among others. From 2002 to 2004, Mr. Phillips served as a consulting actuary in the Philadelphia office of Milliman, Inc., a preeminent international actuarial consulting firm.

Mr. Phillips serves on our Compensation and Risk Management Committees. The Board of Directors believes that Mr. Phillips' qualifications to serve as director include his extensive knowledge of the insurance industry gained from his many years of working in and analyzing the industry. Mr. Phillips is an independent director as defined in the NASDAQ Listing Rules.

DIRECTOR RELATIONSHIPS

None of the directors or nominees holds a directorship in any other company that has a class of securities registered under Section 12 or subject to Section 15(d) of the Exchange Act or is registered as an investment company under the Investment Company Act of 1940, except as follows: Mr. Evans is a member of the Board of Trustees of 217 registered investment companies in the Nuveen Funds fund complex; Mr. Hultquist is a director of QCR Holdings, Inc.; and Messrs. Milligan and Noyce are directors of West Bancorporation, Inc.

PROPOSAL TWO – RATIFICATION OF THE AUDIT COMMITTEE'S APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

INFORMATION ABOUT OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee has appointed Ernst & Young LLP as our independent registered public accounting firm for 2013 and has directed that management submit the selection of the independent registered public accounting firm to shareholders for ratification at the Annual Meeting. Ernst & Young LLP has served as our independent registered public accounting firm since 2002. Representatives from Ernst & Young LLP will attend the Annual Meeting, will have the opportunity to make a statement if they wish to do so, and will be available to respond to appropriate shareholder questions. Although shareholder ratification of the appointment of our independent registered public accounting firm is not required by our articles of incorporation, bylaws or otherwise, the Board of Directors is seeking ratification as a matter of good corporate governance. The Audit Committee will consider the outcome of this vote in future deliberations regarding the appointment of our independent registered public accounting firm.

FEES BILLED TO UNITED FIRE GROUP, INC. DURING 2012 AND 2011

The following table represents the total fees billed, or expected to be billed, for services rendered to us by Ernst & Young LLP for the fiscal years ended December 31, 2012, and December 31, 2011, respectively:

Services	2012 Fees	2011 Fees
Audit [1]	$ 1,330,000	$ 1,536,800
Audit Related [2]	55,000	55,500
Tax [3]	83,945	34,055
All Other [4]	—	—
Total Fees:	$ 1,468,945	$ 1,626,355

[1] *Audit Fees*. "Audit" fees consist of fees for professional services rendered for the audit of United Fire Group, Inc.'s Consolidated Financial Statements and internal control over financial reporting, review of the interim Consolidated Financial Statements included in quarterly reports, services that are normally provided by the independent registered public accounting firm in connection with statutory or regulatory filings or engagements, and services that generally only the independent registered public accounting firm can reasonably provide.

[2] *Audit-Related Fees*. "Audit-Related" fees consist of fees for assurance and related services that are traditionally performed by the independent registered public accounting firm and are reasonably related to the performance of the audit or the review of our financial statements, but are not reported as "Audit" fees. Audit-related fees billed to us by Ernst & Young LLP were $55,000 for 2012 and $55,500 for 2011 for the audit of our employee benefit plans, including our 401(k) Plan and our defined benefit pension plan.

[3] *Tax Fees*. During the years ended December 31, 2012 and December 31, 2011, Ernst and Young LLP billed us $83,945 and $34,055, respectively, for tax compliance, tax advice, or tax planning services rendered to us.

[4] *All Other Fees*. During the years ended December 31, 2012 and December 31, 2011, there were no fees billed to us by Ernst & Young LLP for any professional services rendered other than those described above.

AUDIT COMMITTEE PRE-APPROVAL

The Audit Committee of our Board of Directors is governed by a charter that requires the Audit Committee to appoint, evaluate, and oversee our independent registered public accounting firm. As part of its responsibilities, the Audit Committee reviews and approves the provision of all audit and non-audit services for the purpose of assuring the independence of our independent auditors. The Audit Committee pre-approved all of the services provided and the fees charged by Ernst & Young LLP during 2012 and 2011.

VOTE REQUIRED AND BOARD RECOMMENDATION

Ratification of the Audit Committee's appointment of Ernst & Young LLP as our independent registered public accounting firm requires the affirmative vote of a majority of the shares (represented either in person or by proxy) entitled to vote in the election at a meeting at which a quorum is present.

The Audit Committee of the Board of Directors recommends a vote <u>FOR</u> ratification of the Audit Committee's appointment of Ernst & Young LLP as United Fire Group, Inc.'s independent registered public accounting firm.

REPORT OF THE AUDIT COMMITTEE*

March 2013

The Audit Committee reviews United Fire Group, Inc.'s financial reporting process on behalf of the Board of Directors. Management has primary responsibility for the financial statements and the reporting process, including the system of internal controls. In accordance with standards established by the Public Company Accounting Oversight Board (United States), Ernst & Young LLP, our independent registered public accounting firm, is responsible for performing an audit of United Fire Group, Inc.'s Consolidated Financial Statements, assessing the effectiveness of United Fire Group, Inc.'s internal control over financial reporting and issuing reports thereon. The Audit Committee monitors these processes. The Audit Committee consists entirely of independent directors and operates pursuant to a charter adopted by it and by the Board of Directors. The Audit Committee met seven (7) times during 2012.

The Audit Committee has:

- reviewed and discussed the audited Consolidated Financial Statements with management;

- discussed with Ernst & Young LLP the matters required to be discussed by the statement on Auditing Standards No. 61, as amended (AICPA, Professional Standards, Vol. 1, AU section 380), as adopted by the Public Company Accounting Oversight Board in Rule 3200T; and

- received from Ernst & Young LLP the written disclosures and the letter required by applicable requirements of the Public Company Accounting Oversight Board regarding Ernst & Young LLP's communications with the audit committee concerning independence, and the Audit Committee has discussed with Ernst & Young LLP its independence.

The Audit Committee has discussed with United Fire Group, Inc.'s internal auditor and with Ernst & Young LLP the overall scope and plans for their respective audits. The Audit Committee met with the internal auditor and Ernst & Young LLP both with and without management present, to discuss the results of their examinations, the evaluations of United Fire Group, Inc.'s internal controls and the overall quality of United Fire Group, Inc.'s financial reporting process.

Based on the reviews and discussions referred to above, the Audit Committee recommended to the Board of Directors (and the Board of Directors has approved) that the audited Consolidated Financial Statements be included in United Fire Group, Inc.'s Annual Report on Form 10-K for the year ended December 31, 2012, for filing with the Securities and Exchange Commission. The Audit Committee appointed Ernst & Young LLP as United Fire Group, Inc.'s independent registered public accounting firm for the year ending December 31, 2013 and recommended that the shareholders ratify the appointment.

Audit Committee Members
James W. Noyce, Chair
Scott L. Carlton
Jack B. Evans
Douglas M. Hultquist
George D. Milligan
John A. Rife
Kyle D. Skogman

*   *This report is not "soliciting material" and is not deemed "filed" with the Securities and Exchange Commission ("SEC"). The incorporation by reference of this proxy statement into any document filed with the SEC by the Company shall not be deemed to include this report unless such report is specifically stated to be incorporated by reference into such document.*

PROPOSAL THREE – SHAREHOLDER ADVISORY VOTE TO APPROVE THE COMPENSATION OF THE COMPANY'S NAMED EXECUTIVE OFFICERS

SAY-ON-PAY ADVISORY VOTE

Shareholders have the opportunity to vote, on a non-binding advisory basis, on the compensation of our named executive officers. Our Board of Directors is committed to corporate governance best practices and recognizes the interest of shareholders in executive compensation matters. Although the vote is advisory and is not binding on the Board of Directors, the Compensation Committee will review the voting results. The Compensation Committee will consider the constructive feedback obtained through the shareholder advisory vote in making decisions about future compensation arrangements for our named executive officers.

As discussed in the *Compensation Discussion and Analysis* section beginning on page 30 of this proxy statement, the Board of Directors believes that our current executive compensation program directly links executive compensation to our Company's performance and aligns the interests of our named executive officers with those of our shareholders. For example:

- Our executive compensation encourages executive decision-making that is aligned with the long-term interests of our shareholders.

- Bonuses and equity awards for named executive officers are tied to specific performance goals.

- We do not have any employment agreements with our executive officers, and we do not provide cash severance payments upon termination of employment or in connection with a change in control. Our deferred compensation plan, which applies only to certain executive officers, including the named executive officers, provides for acceleration of vesting upon the occurrence of a change in control. For information regarding payments related to our defined benefit pension plan, options and restricted stock, see *Potential Payments Upon Termination Or Change In Control - 2012* beginning on page 50 of this proxy statement.

- We encourage long-term stock ownership by our executive officers with award features such as 20 percent vesting of stock option awards beginning on the first anniversary of the grant and no vesting of restricted stock until the fifth anniversary of the grant.

- We have adopted stock ownership guidelines for our executive officers.

- Our compensation uses a balance of short- and long-term performance metrics to encourage the efficient management of our business and minimize excessive risk-taking.

The Board of Directors believes that United Fire Group, Inc.'s executive compensation program is designed to meet the objectives discussed in the *Compensation Discussion and Analysis* section beginning on page 30 section of this proxy statement. Accordingly, the Board recommends that shareholders vote in favor of the following resolution:

"RESOLVED, that the compensation paid to United Fire Group, Inc.'s named executive officers as described in this Proxy Statement under *Executive Compensation*, including the *Compensation Discussion and Analysis* section, the compensation tables and other narrative disclosure, contained therein, is hereby APPROVED."

VOTE REQUIRED AND BOARD RECOMMENDATION

Approval of the resolution regarding the compensation of our executive officers requires the affirmative vote of a majority of the shares (represented either in person or by proxy) entitled to vote in the election at a meeting at which a quorum is present.

The Board of Directors recommends a vote <u>FOR </u>the approval, on an advisory basis, of the compensation of our named executive officers.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

The following table sets forth information as of March 18, 2013, with respect to the ownership of United Fire Group Inc.'s $0.001 par value common stock by principal security holders.

As of March 18, 2013, we had 25,262,170 shares of $0.001 par value common stock outstanding. Except as otherwise indicated, each of the shareholders listed in the following table has sole voting and investment power over the shares beneficially owned:

Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class
Common	Dee Ann McIntyre 1218 Bishops Lodge Road Santa Fe, New Mexico 87501-1099	3,489,537 [1]	13.8%
Common	Dimensional Fund Advisors LP 6300 Bee Cave Road, Building One Austin, TX 78746	2,155,929 [2]	8.5
Common	EARNEST Partners LLC 75 Fourteenth Street, Suite 2300 Atlanta, Georgia 30309	1,850,597 [3]	7.3
Common	BlackRock, Inc. 40 East 52nd Street New York, New York 10022	1,674,266 [4]	6.6

———————

(1) Based on Schedule 13G (Amendment No. 3) filed with the SEC on February 14, 2013, the number of securities beneficially owned by Mrs. McIntyre includes: 2,486,999 shares for which Mrs. McIntyre holds sole voting and investment power; 491,863 shares for which Mrs. McIntyre holds shared voting and investment power; 449,675 shares owned by the Dee Ann McIntyre Trust, of which Mrs. McIntyre is a lifetime beneficiary; and stock options for 61,000 shares that are exercisable by Mrs. McIntyre on or before sixty (60) days from the date of this proxy statement.

(2) Based on Schedule 13G (Amendment No. 4) filed with the SEC on February 11, 2013, the number of securities beneficially owned by Dimensional Fund Advisors LP includes 2,124,818 shares for which it holds sole voting power and 2,155,929 shares for which it holds sole investment power.

(3) Based on Schedule 13G (Amendment No. 11) filed with the SEC on February 14, 2013, the number of securities beneficially owned by EARNEST Partners LLC includes 657,514 shares for which it holds sole voting power, 181,999 shares for which it holds shared voting power and 1,850,597 shares for which it holds sole investment power.

(4) Based on Schedule 13G (Amendment No. 3) filed with the SEC on February 5, 2013, the number of securities beneficially owned by BlackRock, Inc. includes 1,674,266 shares for which it holds sole voting and investment power.

SECURITY OWNERSHIP OF MANAGEMENT

The following table sets forth certain information regarding the beneficial ownership of our $0.001 par value common stock as of March 18, 2013, with respect to each of our directors, director nominees, named executive officers and all of our directors, director nominees and executive officers as a group.

As of March 18, 2013, we had 25,262,170 shares of $0.001 par value common stock outstanding. Except as otherwise indicated, each of the shareholders listed in the following table has sole voting and investment power over the shares beneficially owned:

Title of Class	Name of Beneficial Owner	Amount and Nature of Beneficial Ownership [1]	Percent of Class
Common	John-Paul E. Besong	100 [2]	*
Common	Scott L. Carlton	145,433 [3]	*
Common	Christopher R. Drahozal	893,732 [4]	3.5 %
Common	Barrie W. Ernst	28,621 [5]	0.1
Common	Jack B. Evans	49,127 [6]	*
Common	Douglas M. Hultquist	10,964 [7]	*
Common	Dianne M. Lyons	39,383 [8]	0.2
Common	Casey D. Mahon	22,981 [9]	*
Common	George D. Milligan	23,703 [10]	*
Common	James W. Noyce	6,764 [11]	*
Common	Michael W. Phillips	1,182 [12]	*
Common	Mary K. Quass	17,697 [13]	*
Common	Randy A. Ramlo	61,840 [14]	0.2
Common	John A. Rife	602,701 [15]	2.4
Common	Neal R. Scharmer	22,266 [16]	0.1
Common	Kyle D. Skogman	32,247 [17]	*
Common	Michael T. Wilkins	259,454 [18]	1.0
Common	All directors and executive officers as a group (includes 19 persons)	1,766,058 [19]	7.0 %

* Indicates directors with ownership of less than 1% percent.
_____
Table footnotes appear on the following page.

(1)   The inclusion in this table of any shares shown as beneficially owned does not constitute admission of beneficial ownership.

(2)   Includes 100 shares owned individually by Mr. Besong. None of Mr. Besong's shares are pledged as security.

(3)   Includes 112,733 shares owned individually by Mr. Carlton and 32,700 shares owned in accounts for the benefit of Mr. Carlton's children. None of these shares are pledged as security.

(4)   Includes 2,582 shares owned individually by Mr. Drahozal, 2,674 shares owned jointly by Mr. Drahozal and his wife; 243,086 shares owned individually by Mr. Drahozal's wife; 74,714 shares owned in accounts for the benefit of Mr. Drahozal's children; 491,863 shares owned by the McIntyre Foundation, of which Mr. Drahozal's wife serves as one of three directors; 66,898 shares owned by the J. Scott McIntyre Trust FBO the Kaye Drahozal Family, of which Mr. Drahozal and his wife serve as co-trustees; and stock options for 11,915 shares that are exercisable by Mr. Drahozal on or before sixty (60) days from the date of this proxy statement. None of these shares are pledged as security.

(5)   Includes 5,476 shares owned in a Company 401(k) account for Mr. Ernst's benefit; 435 shares held in an ESOP account for Mr. Ernst's benefit; 1,079 shares held individually by Mr. Ernst's wife; and stock options for 21,631 shares that are exercisable by Mr. Ernst on or before sixty (60) days from the date of this proxy statement. None of these shares are pledged as security.

(6)   Includes 30,714 shares owned individually by Mr. Evans; 2,000 shares held in a 401(k) account for Mr. Evan's benefit; 3,674 shares held in an individual retirement account for Mr. Evans' benefit; 2,024 shares held in an IRA account for the benefit of Mr. Evans' wife; and stock options for 10,715 shares that are exercisable by Mr. Evans on or before sixty (60) days from the date of this proxy statement. None of these shares are pledged as security.

(7)   Includes 4,382 shares owned individually by Mr. Hultquist and stock options for 6,582 shares that are exercisable by Mr. Hultquist on or before sixty (60) days from the date of this proxy statement. None of these shares are pledged as security.

(8)   Includes 939 shares owned individually by Ms. Lyons, 3,676 shares owned in a Company 401(k) account for Ms. Lyons benefit; 1,388 shares held in an ESOP account for Ms. Lyons' benefit and stock options for 33,380 shares that are exercisable by Ms. Lyons on or before sixty (60) days from the date of this proxy statement. None of these shares are pledged as security.

(9)   Includes 10,066 shares owned individually by Ms. Mahon; 1,000 shares held in an individual retirement account for Ms. Mahon's benefit; and stock options for 11,915 shares that are exercisable by Ms. Mahon on or before sixty (60) days from the date of this proxy statement. None of these shares are pledged as security.

(10)   Includes 11,788 shares owned individually by Mr. Milligan and stock options for 11,915 shares that are exercisable by Mr. Milligan on or before sixty (60) days from the date of this proxy statement. None of Mr. Milligan's shares are pledged as security.

(11)   Includes 2,582 shares owned individually by Mr. Noyce; 2,000 shares held in a trust account for Mr. Noyce's wife and stock options for 2,182 shares that are exercisable by Mr. Noyce on or before sixty (60) days from the date of this proxy statement. None of these shares are pledged as security.

(12)   Includes 1,182 shares owned individually by Mr. Phillips. None of these shares are pledged as security.

(13)   Includes 5,782 shares owned individually by Ms. Quass and stock options for 11,915 shares that are exercisable by Ms. Quass on or before sixty (60) days from the date of this proxy statement. None of these shares are pledged as security.

(14)   Includes 5,057 shares owned individually by Mr. Ramlo; 900 shares owned jointly by Mr. Ramlo and his wife; 350 shares owned individually by Mr. Ramlo's wife; 1,741 shares held in an ESOP account for Mr. Ramlo's benefit; and stock options for 53,792 shares that are exercisable by Mr. Ramlo on or before sixty (60) days from the date of this proxy statement. None of these shares are pledged as security.

(15)   Includes 582 shares owned individually by Mr. Rife; 25,061 shares owned jointly by Mr. Rife and his wife; 1,309 shares owned individually by Mr. Rife's wife; 6,289 shares held in an individual retirement account for Mr. Rife's benefit; 415 shares held in a simplified employee pension account for Mr. Rife's benefit; 491,863 shares owned by the McIntyre Foundation, for which Mr. Rife serves as one of three directors; and stock options for 77,182 shares that are exercisable by Mr. Rife on or before sixty (60) days from the date of this proxy statement. None of these shares are pledged as security.

(16)   Includes 1,870 shares owned individually by Mr. Scharmer; 636 shares held in a Company 401(k) account for Mr. Scharmer's benefit; 829 shares held in an ESOP account for Mr. Scharmer's benefit; and stock options for 18,931 shares that are exercisable by Mr. Scharmer on or before sixty (60) days from the date of this proxy statement. None of these shares are pledged as security.

(17)   Includes 582 shares owned individually by Mr. Skogman; 200 shares held in an individual retirement account for Mr. Skogman's benefit; 670 shares held in a simplified employee pension account for Mr. Skogman's benefit; 14,230 shares owned jointly by Mr. Skogman and his wife; 2,500 shares owned by Mr. Skogman's wife; 2,000 shares held in a trust account for Mr. Skogman's wife; 150 shares held in an individual retirement account for the benefit of Mr. Skogman's wife; and stock options for 11,915 shares that are exercisable by Mr. Skogman on or before sixty (60) days from the date of this proxy statement. None of these shares are pledged as security.

(18)   Includes 3,372 shares owned individually by Mr. Wilkins; 2,257 shares held in a Company 401(k) account for Mr. Wilkins' benefit; 220,468 shares held in the United Fire Group Employee Stock Ownership Plan for which Mr. Wilkins serves as one of two plan trustees (only 1,824 of these plan shares are held for Mr. Wilkins' benefit); and stock options for 33,357 shares that are exercisable by Mr. Wilkins on or before sixty (60) days from the date of this proxy statement. Mr. Wilkins disclaims beneficial ownership of any shares owned by the United Fire Group Employee Stock Ownership Plan that are not allocated specifically for his benefit. None of the shares shown in the table as beneficially owned by Mr. Wilkins are pledged as security.

(19)   Because the shares owned by the McIntyre Foundation are attributed to both Mr. Drahozal and Mr. Rife., we have deducted 491,863 shares from the total number of shares owned by all officers, directors and director nominees to eliminate double counting.

RECENT SALES OF UNREGISTERED SECURITIES

Based on a review of corporate records and to the best knowledge of management, there were no sales of unregistered securities by our Company during the fiscal year ended December 31, 2012.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

We have a stock plan that authorizes United Fire Group, Inc. to grant incentive stock options, non-qualified stock options, unrestricted and restricted stock, and stock appreciation rights to acquire 1,900,000 shares of our common stock, with 568,746 shares available for future issuance at December 31, 2012. The plan is administered by our Board of Directors. The Board has the authority to determine which employees (including affiliate company employees) will receive incentive stock options, and which employees (including affiliate company employees) and persons to whom offers of employment have been extended will receive non-qualified stock options, stock awards, and stock appreciation rights. The Board also has authority to determine when plan awards will be granted and the terms and conditions of those awards. The Board may also take any action it deems necessary and appropriate for the administration of the plan. Stock options are granted to buy shares of our common stock at the market value of the stock on the date of grant. Stock options granted to date vest and are exercisable in installments of 20 percent of the number of shares covered by the option award each year from the grant date. To the extent not exercised, installments shall accumulate and be exercisable by the optionee, in whole or in part, in any subsequent year included in the option period, but not later than ten (10) years from the grant date. Stock options have historically been granted free of charge to eligible recipients as designated by the Board of Directors.

We have a non-qualified non-employee director stock option and restricted stock plan that authorizes United Fire Group, Inc. to grant restricted stock and non-qualified stock options to purchase 300,000 shares of United Fire Group, Inc.'s common stock, with 130,012 shares available for future issuance at December 31, 2012. The Board has the authority to determine which non-employee directors receive options and restricted stock, when options and restricted stock shall be granted, the option price, the option expiration date, the date of grant, the vesting schedule of options and restricted stock or whether the shares shall be immediately vested, the terms and conditions of options and restricted stock (other than those terms and conditions set forth in the plan) and the number of shares of common stock to be issued pursuant to an option agreement or restricted stock agreement. The Board may also take any action it deems necessary and appropriate for the administration of the plan.

The number of securities to be issued upon exercise of outstanding restricted awards and options awards and the number of securities available for future grant under our equity compensation plans at December 31, 2012, are displayed in the following table:

Equity Compensation Plan Information – 2012

Equity Compensation Plans Approved by Security Holders	(A) Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	(B) Weighted-Average Exercise Price of Outstanding Stock Options, Warrants and Rights	(C) Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (A))
Nonqualified Stock Plan:			
Nonqualified Incentive Stock Options	1,052,856	$ 27.97	568,746 [1]
Nonqualified Nonemployee Director Stock Option and Restricted Stock Plan:			
Nonqualified Incentive Stock Options	163,586	$ 27.26	130,012 [2]
Total All Plans:	**1,216,442**	**$ 27.87**	**698,758**

(1) All of the securities remaining available for issuance under this plan may be issued as unrestricted or restricted stock, stock options or stock appreciation rights.

(2) All of the securities remaining available for issuance under this plan may be issued as either restricted stock or stock options.

At December 31, 2012, we had 47,936 shares of restricted stock awards outstanding under our Nonqualified Stock Plan, of which, 18,576 were granted in May 2008 at a fair market value of $33.43 per share and 29,360 were granted in May 2011 at a fair market value of $20.54 per share. These awards become fully vested five years after their grant date. At December 31, 2012, we had 6,402 shares of restricted stock awards outstanding under our Nonqualified Nonemployee Director Stock Option and Restricted Stock Plan. These awards were granted in May 2012 at a fair market value of $20.90 per share and become fully vested one year after their grant date.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934 (the "Exchange Act"), as amended, requires the Company's directors, executive officers, and persons who own more than ten percent of a registered class of the Company's equity securities (collectively "Reporting Persons") to file initial reports of ownership and reports of changes in ownership of the Company's common stock and other equity securities with the SEC. SEC regulations require us to identify in this proxy statement any Reporting Person who filed a required report late during the most recent calendar year. Based solely on our review of copies of reports filed under Section 16(a) and written representations made to us by Reporting Persons, we believe that all applicable filing requirements were complied with for the fiscal year ended December 31, 2012.

EXECUTIVE OFFICERS

The table below shows the names, ages as of December 31, 2012, and positions held by each of our executive officers:

Name	Age	Position
Randy A. Ramlo	51	President and Chief Executive Officer
Michael T. Wilkins	49	Executive Vice President, Corporate Administration
Dianne M. Lyons	49	Vice President and Chief Financial Officer
David E. Conner	54	Vice President and Chief Claims Officer
Barrie W. Ernst	58	Vice President and Chief Investment Officer
Michael J. Sheeley	52	Vice President and Chief Operating Officer, United Life Insurance Company
Neal R. Scharmer	56	Vice President, General Counsel and Corporate Secretary

The business experience of Randy A. Ramlo is set forth on page 18 under the caption *Continuing Directors Not Up For Election*.

Michael T. Wilkins became our Executive Vice President, Corporate Administration, in May 2007. He was our Senior Vice President, Corporate Administration, from May 2004 until May 2007, our Vice President, Corporate Administration, from August 2002 until May 2004 and the resident Vice President in our Lincoln regional office from 1998 until 2002. Prior to 1998, Mr. Wilkins held various other positions within our Company since joining us in 1985.

Dianne M. Lyons was appointed Chief Financial Officer in May 2006. She was appointed Vice President in May 2003 and served as our Controller from 1999 until May 2006. Ms. Lyons has been employed by us in the accounting department since 1983.

David E. Conner was appointed our Vice President and Chief Claims Officer, effective January 1, 2005. Mr. Conner has served in various capacities within our claims department, including claims manager and Assistant Vice President, since joining us in 1998. Prior to joining us, Mr. Conner had more than 16 years of claims experience in the insurance industry.

Barrie W. Ernst is our Vice President and Chief Investment Officer. He joined us in August 2002. Previously, Mr. Ernst served as Senior Vice President of SCI Financial Group, Cedar Rapids, Iowa, where he worked from 1980 to 2002. SCI Financial Group was a regional financial services firm providing brokerage, insurance and related services to its clients.

Michael J. Sheeley was named Vice President and Chief Operating Officer of our life insurance subsidiary, United Life Insurance Company, in March 2011 after serving as Personal Lines Underwriting Manager from 1991 to 2011. Since joining us in 1985, Mr. Sheeley has served us in several capacities including as Commercial Underwriting Manager, Claims Supervisor and Commercial Underwriter.

Neal R. Scharmer was appointed our Vice President and General Counsel in May 2001 and Corporate Secretary in May 2006. He joined us in 1995.

EXECUTIVE COMPENSATION

COMPENSATION DISCUSSION AND ANALYSIS

The Compensation Committee of our Board of Directors is responsible for developing the philosophy and structure of compensation for our named executive officers. The Compensation Committee is also responsible for recommending the annual performance measures and compensation of our named executive officers and submitting those to the full Board of Directors for approval.

Executive Overview

2012 continued to present challenges for us and the industry, with a continuing pattern of devastating catastrophes exemplified by Super Storm Sandy on the East Coast. We were affected by losses in both our direct and assumed books of business that had a negative impact on our year-end earnings results. Although the overall economy, the insurance market and the financial markets continued to present challenges, in 2012 we experienced rate increases across nearly all lines of business and we saw some positive signs in both the overall economy and the insurance industry, continuing a trend that started in late 2011.

During 2012, we also continued improving and tightening our underwriting guidelines based on our catastrophe experiences, strengthened our internal analysis, and updated the models we employ. Furthermore, we continued to focus on our capital management strategy by maintaining a credit facility that allowed us to reduce our cash position, and we continued to repurchase our shares.

Changes During 2012

Mercer Insurance Group, Inc.

On March 28, 2011, we completed the acquisition of Mercer Insurance Group, Inc. ("Mercer Insurance"), which expanded our business into the Mid-Atlantic and West Coast markets. The Mercer Insurance acquisition marked an important milestone for us. We not only expanded our market territory, but also significantly expanded our resources to better serve our policyholders and agents by offering additional products and services. The Mercer Insurance acquisition diversified our exposure to weather and other catastrophe risks across our geographic markets. The diversified risk, the similarity between the cultures of the companies and the companies' shared focus on underwriting profitability enable us to continue to seek strong, consistent results for our shareholders.

We financed the approximately $191.5 million transaction using a combination of a $50.0 million line of credit (the "Line of Credit") with Bankers Trust Company, a $29.9 million Federal Home Loan Bank loan and cash on hand. During 2012 we retired all of the debt associated with the Mercer Insurance acquisition. Also during 2012 we continued the process of integrating Mercer Insurance into our accounting, billing, claims and information technology systems.

Creation of the Holding Company

On January 24, 2012, our shareholders approved our reorganization into a holding company structure, with United Fire Group, Inc. replacing United Fire & Casualty Company as the publicly held corporation. United Fire & Casualty Company is now a wholly owned subsidiary of United Fire Group, Inc. In addition to creating a more streamlined corporate structure, we took advantage of the reorganization to enhance shareholder rights by lowering the percentage of shareholders required to approve the merger or sale of all, or substantially all, company assets and to call a special meeting of shareholders.

Capital Management

In December 2011, we entered into a $100.0 million credit agreement with a syndicate of financial institutions (the "Credit Facility"), with KeyBank National Association as the administrative agent. During 2012, we used the Credit Facility to consolidate the debt associated with the Mercer Insurance acquisition. During the third quarter, we repaid the debt under the Credit Facility in full. Financial Pacific Insurance Group redeemed all of its trust preferred securities during the first quarter of 2012. Our group is currently debt free. However, if the need for cash arises in the future, having the Credit Facility in place will allow us to reduce our cash position and use our cash to create more value for shareholders.

Compensation

In order to provide for a more comprehensive view of marketplace compensation practices, during 2012 our Compensation Committee used competitive peer group data to assist it in its executive compensation review and deliberations. Although 95.0 percent of our shareholders approved of the compensation described in our 2012 proxy statement, the Compensation Committee continued to be carefully focused on the compensation of our named executive officers. The committee did not implement significant changes to our compensation program, but it studied the results of the vote carefully in order to assure that the compensation program continues to be not only acceptable to our shareholders, but also consistent with our compensation and benefits philosophy.

Two of our named executive officers, Michael W. Wilkins, Executive Vice President, and Dianne M. Lyons, Vice President, Chief Financial Officer and principal financial officer, assumed additional duties with respect to the process of integrating Mercer Insurance into our group. Mr. Wilkins has led the process of integrating our systems and Ms. Lyons has been responsible for all financial and accounting aspects of the process. Both executives were also closely involved in the acquisition process. When establishing compensation for Mr. Wilkins and Ms. Lyons, the Compensation Committee considered their respective roles and duties in the acquisition and integration of Mercer Insurance.

During 2012, the Board of Directors adopted a restated version of the plan used to allocate equity interests to certain of our executive officers, including the named executive officers. The Board of Directors also restated our annual incentive plan. These restated versions clarified certain provisions of the plans, but did not make any substantive changes to the plans.

During 2012, we continued to phase out our flexible benefit credits program. For the 2012 benefit year, employees received basic credits equal to one half of what they would have received prior to the phase out. Employees received no basic credits for use in the 2013 benefit year.

Changes Beginning in 2013

Compensation

In November, the Board of Directors adopted the 2012 Deferred Compensation Plan for United Fire Group, Inc. Non-Employee Directors ("Directors' Deferred Compensation Plan"). The Directors' Deferred Compensation Plan allows non-employee directors the opportunity to defer up to 100 percent of the retainer fee they receive for service on our Board of Directors. All non-employee directors serving on our Board of Directors are eligible to participate in the Directors' Deferred Compensation Plan beginning with the 2013 plan year. For more information on the Director's Deferred Compensation Plan, see **Deferred Compensation** under **Director Compensation** in this proxy statement.

Consideration of Say-on-Pay Results

In 2012, 95.0 percent of our shareholders who voted on the "say-on-pay" proposal at our 2012 Annual Meeting approved the compensation of our named executive officers as described in our proxy statement. This is an increase from the 94.1 percent approval in 2011. The Compensation Committee carefully considered the results of this advisory, non-binding shareholder vote. The Compensation Committee did not implement any significant changes to the compensation programs for our named executive officers as a result of the shareholder vote.

Our Named Executive Officers

During 2012 there were no changes to our named executive officers. Our named executive officers are: Randy A. Ramlo, President, Chief Executive Officer and principal executive officer; Dianne M. Lyons, Vice President, Chief Financial Officer and principal financial officer; Michael T. Wilkins, Executive Vice President; Barrie W. Ernst, Vice President and Chief Investment Officer; and Neal R. Scharmer, Vice President, General Counsel and Corporate Secretary.

Compensation and Benefits Philosophy

Compensation arrangements for our named executive officers are designed to attract and retain qualified individuals, assure that compensation of our named executive officers is fair, reasonable and competitive with our industry peers, and provide sufficient incentive opportunities to ensure that they are focused on and encouraged to execute a sound business strategy that increases shareholder value.

The Compensation Committee Charter governs the Compensation Committee's activities and sets forth its responsibilities. Some key features of that charter include:

- The Compensation Committee must be composed of only independent directors, with a minimum of three members.

- The Compensation Committee must conduct at least two meetings each calendar year.

- The Compensation Committee is directly responsible for and has the resources and authority to retain and compensate any outside counsel, expert, consultant or advisor it deems appropriate and necessary.

The responsibilities and functions of the Compensation Committee that relate to compensation of the named executive officers and our independent directors are as follows:

- Annually review and recommend to the Board of Directors for approval the salaries, incentive awards and other compensation for all of our named executive officers.

- Review and discuss with management the information reported in the Compensation Discussion and Analysis section of the Company's proxy statement, and based on the review and discussions recommend to the Board of Directors that it be included in the proxy statement for our annual meeting and incorporated by reference in our Annual Report on Form 10-K.

- Prepare and approve the Compensation Committee Report for inclusion in the proxy statement for our annual meeting.

- Approve and grant, or recommend to the Board of Directors the approval and granting of stock options, restricted stock, and other types of equity-based compensation in accordance with the terms of our equity-based compensation plans.

- Periodically review, evaluate and report to the Board of Directors concerning the competitiveness of our compensation programs for the named executive officers. Annually evaluate the Compensation Committee Charter and the Compensation Committee's performance and make such reports to the Board of Directors as it deems warranted.

When determining compensation levels for our named executive officers, the Compensation Committee considers the following principles:

- *Performance*. The Compensation Committee has linked the compensation of our named executive officers to the Company's attainment of key performance goals. The Compensation Committee considers the individual's performance and contribution to Company performance, and where applicable, to their business unit performance. The Compensation Committee and Board of Directors believe that tying each named executive officer's compensation to key performance indicators provides the focus and justification necessary to attain the Company's objectives.

- *Fairness and Reasonableness*. We strive to provide compensation and benefit programs that are fair and competitive with our industry peers, while reasonably rewarding our named executive officers for their service based on their performance.

- *Cost.* By designing compensation programs that are cost-effective and affordable, we strive to provide appropriate incentives and motivation to our named executive officers that will continue to increase value to our shareholders.

Our Compensation Committee and Board of Directors use a comprehensive approach and a variety of compensation tools to determine the compensation of our named executive officers, including both currently-paid and long-term incentive compensation. Currently-paid compensation, coupled with long-term incentives, provides the Compensation Committee and the Board of Directors the flexibility necessary to design compensation for our executive officers that they consider to be fair, appropriate and competitive.

The Compensation Committee has engaged Compensation Resources, Inc. ("CRI") as an independent compensation consultant to assist it in analyzing our peer groups and benchmarking the compensation of our named executive officers. The Compensation Committee used CRI's Executive Compensation Study to assist it in recommending 2012 salaries for our named executive officers. As described below, CRI's Executive Compensation Study used both peer group data and published survey data. In 2012, the Compensation Committee expanded its use of peer organizations into two separate groups of similarly sized property and casualty companies. The first group (Peer Group A) consists of seven peers that the Compensation Committee and Board of Directors consider to be closely matched to United Fire; the second group (Peer Group B) consists of eight specialty line property and casualty companies. The Compensation Committee elected to use two separate peer groups because it believed that the two groups would present comparative information from a greater number of companies. The Compensation Committee weighted Peer Group A more heavily than Peer Group B because the committee believes the companies in Peer Group A are more comparable to the Company. The Compensation Committee did not establish a separate peer group for our life insurance segment because the life company represents a comparatively smaller percentage of our business.

Companies included in both of the peer groups met the following criteria:

- Industry group - insurance carriers and property and casualty insurance, eliminating life companies
- Geographic location - national
- Assets - near $3.6 billion (consolidated group)
- Premium - near $700 million (consolidated group)

Peer Group A consists of seven companies that the Compensation Committee believed to be the best match to the Company, excluding specialty companies. Peer Group B consists of eight companies with specialty lines.
The 2012 peer groups for our consolidated insurance operations consisted of the following 15 companies:

Peer Group A

- Baldwin & Lyons Inc.
- Donegal Group Inc.
- EMC Insurance Group Inc.
- Horace Mann Educators Corporation
- Meadowbrook Insurance Group Inc.
- Selective Insurance Group Inc.
- State Auto Financial Corporation

Peer Group B

- Amtrust Financial Services
- Employers Holdings Inc.
- Navigators Group Inc.
- Infinity Property & Casualty Corporation
- Mercury General Corporation
- OneBeacon Insurance Group
- RLI Corporation
- Tower Group Inc.

In addition to peer group data, the CRI market study also utilized data from the following six published salary surveys:

- *Benchmark Database Executive*[©]; William M. Mercer
- *Comp Analyst*; Salary.com/Kenexa for Professionals
- *Executive Assessor*[©]; Economic Research Institute (ERI)
- *Executive Compensation - National Executive & Senior Management Compensation Surveys Salary Budget Survey*; WorldatWork
- *Survey Report on Insurance Industry Management Personnel Compensation*[©]; Towers Watson

CRI's Executive Compensation Study compared compensation of our named executive officers to a market consensus base salary at or near the 50th percentile of executive officers of companies within Peer Group A and Peer Group B. Peer data was compared to published survey data. Data from Peer Group A, Peer Group B and published surveys was weighted 3, 2 and 1, respectively. CRI placed a greater emphasis on peer data in relation to published survey data because it believes peer data is specific and more representative of the companies with which we compete for executive talent. CRI emphasized Peer Group A over Peer Group B because companies in Peer Group A are the best match to the Company.

The Compensation Committee used CRI's Executive Compensation Study and a number of other factors to determine overall compensation for our executive officers. The Compensation Committee also considered United Fire's performance during 2012, the cost of living and quality of life in the geographical areas in which the executive is located, the executive's experience level, the responsibilities of the executive's position, the executive's role in maintaining a culture that values our employees, our existing compensation structure, and the relationship in compensation between our named executive officers and all other United Fire employees.

The Compensation Committee determined that overall compensation of our named executive officers should be within a range of 80 percent to 100 percent of the 50th percentile of executive officers of our peer companies. As a result, for 2012, the Compensation Committee raised the base salaries of our named executive officers to place their salaries closer within that range.

We have no written employment contracts or severance agreements with any of our named executive officers. All of our named executive officers are "at-will" employees.

Risk Considerations

We believe that the design and objectives of our compensation program for named executive officers provides an appropriate balance of fixed compensation (base salary) and at-risk compensation (incentives). Total compensation of our named executive officers is intended to provide a balanced program that encourages the named executive officers to take appropriate risks aimed at improving Company performance and enhancing long-term shareholder value, while avoiding inappropriate risks. In this regard, our compensation program for named executive officers includes, among other things, the following design features:

- A balanced mix of cash-based and equity-based compensation;

- Variable compensation based on a variety of key performance goals, including Company metrics, business unit metrics, where appropriate, and individual performance goals;

- A balanced mix of short-term and long-term incentives;

- Threshold performance levels that must be achieved to earn incentives;

- Maximum award limits for annual incentive awards and equity-based compensation;

- Time-based vesting requirements for equity-based compensation; and

- Stock ownership guidelines for named executive officers.

Elements of Compensation

We compensate our named executive officers using direct compensation and company-sponsored benefit plans. As direct compensation, we pay competitive base salaries and performance-based cash and equity awards. Our named executive officers participate in Company-sponsored benefit plans that include health and welfare insurance plans, a flexible benefit plan and retirement plans. We provide certain perquisites to our named executive officers as discussed below.

Direct Compensation

During 2012, direct compensation consisted of (a) base salary, (b) annual performance-based cash awards, and (c) long-term equity-based awards. We pay these elements of direct compensation because we believe each of the following to be true:

- A fair, reasonable and competitive base salary is essential to attract and retain strong management.

- Annual performance-based cash awards recognize and reward both individual achievement and the named executive officer's role in overall Company performance.

- Equity-based compensation helps our named executive officers to "think like owners" and, therefore, aligns their interests with those of our shareholders.

Base Salary

We establish base salary to recruit and retain experienced executives who can help us achieve our business goals. We determine a named executive officer's initial base salary by considering a variety of factors, including the executive's experience level, the responsibilities of the executive's position, our existing compensation structure, compensation levels at peer companies, the cost of living and quality of life in the geographical area in which the executive is located and the executive's role in maintaining a culture that values our employees. In addition, to determine increases in base salary, we consider individual and Company performance, pertinent experience with us, scope of responsibility and changes in our competitive marketplace. For 2012, the base salary increases for all of our named executive officers were influenced by increased workload and responsibilities related to the acquisition of Mercer Insurance Group.

- *Randy A. Ramlo* - In establishing Mr. Ramlo's base salary for 2012, the Compensation Committee considered the following factors when assessing his performance as CEO:

  ◦ Mr. Ramlo's performance against his goals and objectives for 2011, which included the following: attaining specified targets relating to return on equity, written premium levels, investor visits, underwriting expense ratio and life company income; the expansion of certain business products; generating additional business from newly appointed agents in geographic areas where we are underrepresented; growing certain predetermined areas identified by the Board of Directors; increasing certain business written in our service center; establishing a new unit for specific products; establishing risk and capital statements; and establishing risk tolerance levels for presentation to our Board of Directors;

◦ Factors that could hinder the achievement of Mr. Ramlo's goals include: failure to take advantage of hardening market conditions within the insurance industry, failure to successfully execute integration of the Mercer Insurance Group into our automation platform; investing in risky assets in an attempt to generate more investment yield; large weather events striking areas where we have heavy concentrations of insured risks; and the loss of key employees;

◦ The Company's performance relative to the insurance industry, with an emphasis on the performance of our peer companies; and

◦ Mr. Ramlo's overall performance as our President and Chief Executive Officer.

The Compensation Committee also considered CRI's Executive Compensation Study and the Committee's general understanding of current compensation practices. Based on its overall assessment, the Compensation Committee recommended, and the Board of Directors approved, an increase in Mr. Ramlo's 2012 base salary to $535,000, a 10.5 percent increase over 2011.

The Executive Committee meets with Mr. Ramlo throughout the year to discuss his progress toward his goals and his overall performance. As of year end, the Executive Committee and the chair of the Compensation Committee meet with Mr. Ramlo to evaluate his performance for the year; following that evaluation, the Compensation Committee conducts a final evaluation of Mr. Ramlo's performance.

• *Other Named Executive Officers* - Mr. Ramlo evaluated the individual performance of, and the contributions made toward achieving the Company's business objectives by, the other named executive officers. He presented his report and salary recommendations to the Compensation Committee. The Compensation Committee considered Mr. Ramlo's assessments and recommendations along with its own evaluations to determine the compensation for these named executive officers to be recommended to the Board of Directors.

◦ *Dianne M. Lyons* - Mr. Ramlo and the Compensation Committee based their evaluation of Ms. Lyons on a number of performance and experience criteria, including timeliness and accuracy of financial reporting; exemplary audit reports; employment and management of staff to perform the internal audit function in-house; continued quality and efficiency of internal controls; growth and development in her role as Chief Financial Officer; duties related to reporting under the Securities Exchange Act of 1934; duties related to the acquisition of Mercer Insurance Group, particularly related to handling financing of the acquisition, the integration of the two companies' accounting functions and the ongoing combined companies' accounting function; her successful management of our internal actuary and investor relations staff; her duties as liaison to our institutional investors and the investment community; and her contribution toward the attainment of our corporate ROE goal.

Based upon Mr. Ramlo's report, its overall assessment of Ms. Lyons' performance, CRI's Executive Compensation Study, and the Compensation Committee's general understanding of current compensation practices, the Compensation Committee recommended, and the Board of Directors approved, an increase in Ms. Lyons' 2012 base salary to $320,000, a 10.7 percent increase over 2011.

◦ *Michael T. Wilkins* - Mr. Ramlo and the Compensation Committee based their evaluation of Mr. Wilkins on the following performance and experience criteria: personal lines underwriting experience; the implementation and quality of our reinsurance program in general and our catastrophe coverage in particular, including pricing negotiations; overseeing the long-term profitability of our assumed reinsurance business; evaluation and analysis of our catastrophe exposure; management of our product development and rate setting functions; maintaining industry competitiveness through the use of information technology and web-based applications; the efficiency of our information technology operations; his duties as integration leader related to the acquisition of Mercer Insurance Group; his contribution toward the attainment of our corporate ROE goal; and growth and development in his role as Executive Vice President.

Based upon Mr. Ramlo's report, its overall assessment of Mr. Wilkins' performance, CRI's Executive Compensation Study, and the Compensation Committee's general understanding of current compensation practices, the Compensation Committee recommended, and the Board of Directors approved, an increase in Mr. Wilkins' 2012 base salary to $350,000, a 11.4 percent increase over 2011.

- ◦ *Barrie W. Ernst* - Mr. Ramlo and the Compensation Committee based their evaluation of Mr. Ernst on the following performance and experience criteria: management of our investment portfolio during challenging economic times; maintaining adequate return on investments and cash flow management to meet our ongoing financial obligations; maintaining a net yield on investments comparable to other insurance companies similar to us in size and business model; hiring and management of various outside investment firms, including those responsible for the investments of our defined benefit pension plan; and the ability to limit our exposure to below investment grade securities as identified by the National Association of Insurance Commissioners.

  Based upon Mr. Ramlo's report, its overall assessment of Mr. Ernst's performance, CRI's Executive Compensation Study, Mr. Ernst's current compensation being in line with our compensation comparison, and the Compensation Committee's general understanding of current compensation practices, the Compensation Committee recommended, and the Board of Directors approved, an increase in Mr. Ernst's 2012 base salary to $290,000, a 3.9 percent increase over 2011.

- ◦ *Neal R. Scharmer* - Mr. Ramlo and the Compensation Committee based their evaluation of Mr. Scharmer on the following performance and experience criteria: positive management and settlement of claims and other litigation, particularly as related to large or complex losses; negotiation and review of key vendor contracts; hiring and management of various outside legal counsel used by our Company; management of outside legal expenses incurred by our Company; and hiring, development and management of our in-house legal staff.

  Based upon Mr. Ramlo's report, its overall assessment of Mr. Scharmer's performance, CRI's Executive Compensation Study, the Compensation Committee's general understanding of current compensation practices, and the fact that certain general counsel functions are currently performed by outside counsel, the Compensation Committee recommended, and the Board of Directors approved, an increase in Mr. Scharmer's 2012 base salary to $225,000, a 10.4 percent increase over 2011.

The following table shows the 2012 base salary for each of our named executive officers and the 2012 market consensus compensation for our peer group, which is based on CRI's Executive Compensation Study:

Base Salary Compared to Market Consensus – 2012

Name and Principal Position	2012 Market Consensus Base Salary [1]	2012 Base Salary
Randy A. Ramlo – President/Chief Executive Officer	$ 730,800	$535,000
Dianne M. Lyons – Vice President/Chief Financial Officer	373,400	320,000
Michael T. Wilkins – Executive Vice President	423,800	350,000
Barrie W. Ernst – Vice President/Chief Investment Officer	252,100	290,000
Neal R. Scharmer – Vice President/General Counsel/Corporate Secretary	261,400	225,000

_____

(1)   50th percentile for named executive officers as determined by CRI's Executive Market Study, which used both peer group data and published survey data.

Annual Performance-Based Cash Awards

The Compensation Committee's philosophy concerning performance-based cash awards and the application of that philosophy to determine cash-based compensation did not change from 2011. We have an annual incentive plan that provides annual performance-based cash awards to all Company employees, including all named executive officers, who meet minimum year of service and hours of performance standards. This plan links a portion of each employee's annual compensation directly to performance. Our objective in using the annual incentive plan is to provide a strong financial incentive for all employees to achieve critical corporate and business unit goals. To determine the amount of performance-based cash awards for each named executive officer (except Mr. Ramlo), we measured three performance indicators, corporate return on equity ("ROE"), corporate loss ratio and cost center expense ratio. For Mr. Ramlo, we used two performance indicators, ROE and corporate premium growth, as measured by our property and casualty insurance segment's direct premiums written. We weight each performance indicator and establish minimum, target and maximum levels of performance for each performance indicator, with increasingly higher awards for attaining increasingly higher performance. Each named executive officer can receive a performance-based cash award for each performance indicator. We pay no performance-based cash award for a performance indicator if the minimum level of performance for that indicator is not attained. Attaining the highest level of performance in each of all of the applicable indicators would result in a cash award of 48.0 percent of base salary for Mr. Ramlo and 30.0 percent of base salary for our other named executive officers.

The Compensation Committee chose ROE as an annual incentive plan performance indicator because it believes that ROE is a good overall measure for evaluating our operating performance and that the value of our common stock is closely related to ROE performance. Accordingly, the Compensation Committee believes that achieving ROE target levels should enhance our stock value and shareholder return. In determining whether we have achieved our ROE target goal, we calculate ROE based on after-tax consolidated earnings divided by average equity. We exclude the impact of net unrealized appreciation and depreciation from our ROE calculation so that our employees are not penalized or rewarded as a result of extraordinary fluctuations in the equity and fixed income markets. The Compensation Committee chose corporate growth rate as an annual incentive plan performance indicator for Mr. Ramlo because growth is an important goal for us. The Compensation Committee believes that organizational growth is ultimately the responsibility of the CEO.

The Compensation Committee chose business unit loss ratio and cost center expense ratio as annual incentive plan performance indicators because it believes they are good measures of our underwriting performance and overall profitability. If we keep expenses in line with guidelines established for cost center expense ratio, the Compensation Committee believes that we are more likely to achieve profitability and value for our shareholders. In determining whether we have achieved our business unit targets, the loss ratio is calculated by dividing direct premiums earned by direct losses incurred plus direct allocated loss settlement expenses paid. The cost center expense ratio is determined by dividing direct expenses by corporate premiums written.

The following table shows the 2012 performance goals for each performance indicator and the actual results for each performance indicator and relative weightings. Payments to named executive officers under our annual incentive plan were made in March 2013 for performance during 2012 and are reported in the Summary Compensation Table - 2012 on page 44 of this proxy statement under the "Non-Equity Incentive Plan Compensation" column.

Annual Incentive Plan – 2012

Performance Indicators	2012 Plan Goals			2012 Annual Incentive Plan Actual Results (%)	Potential Percentage of Total Incentive Plan Award to Executive (%)
	Threshold (%)	Target (%)	Maximum (%)		
Chief Executive Officer:					
Return on Equity	8.0%	12.0%	16.0%	7.0%	75.0%
Corporate Growth Rate	2.5	5.0	7.5	17.5	25.0
Other Named Executive Officers:					
Return on Equity	8.0%	12.0%	16.0%	7.0%	60.0%
Business Unit Loss Ratio	60.0	52.5	45.0	59.4	20.0
Cost Center Expense Ratio	5.0	4.0	3.0	3.8	20.0

Discretionary Performance-Based Cash Awards

At its discretion, and based on a recommendation of the Compensation Committee, the Board of Directors may award discretionary performance-based cash awards that are not tied to a specific executive compensation plan. The amount and timing of any awards is solely at the discretion of the Board of Directors. In 2012, the Board of Directors did not award any discretionary performance-based cash awards to the named executive officers.

Long-Term Equity Based Awards

The Compensation Committee's approach to long-term equity based awards remained unchanged from 2011. The Company has an equity compensation program for all of our executive officers, including our named executive officers. The program utilizes our 2008 Stock Plan, approved by the shareholders in May 2008, which permits the issuance of both restricted stock and stock options, among other forms of equity compensation. The Compensation Committee believes that providing a balance of restricted stock and stock options is beneficial to us and our shareholders. The Board of Directors grants stock options and restricted stock to our named executive officers to retain those executives and to provide compensation that encourages those executives to increase shareholder value. The expense related to stock option and restricted stock awards is recognized in our Consolidated Financial Statements over the five years following the grant date of the award.

The size of awards granted to named executive officers under our equity compensation program is initially tied to each executive's base salary. Under the equity compensation program, our named executive officers are assigned to one of three "tiers." We established five levels of performance, with increasingly higher awards for attaining increasingly higher performance. Each participant within each tier receives a proportionate share of the pool of equity awards designated annually. The size of the pool is adjusted based on our prior year's return on equity, so that as the return on equity increases, our named executive officers can receive higher annual incentive awards and more equity. In a year when prior-year results fail to reach the threshold target, the awards are eliminated. The Compensation Committee and the Board of Directors have authority to make discretionary awards to our executive officers, including our named executive officers. During 2012, no discretionary awards were made to our named executive officers under the 2008 Stock Plan.

Company-Sponsored Benefit Plans

We believe the insurance and retirement benefit plans we sponsor are an important part of fair and reasonable compensation for all of our employees, including our named executive officers. We design these benefit plans to attract and retain a strong employee base, to provide a measure of financial security for our employees and to assist our employees in providing for their own financial security in a manner that recognizes individual needs and preferences. We also provide these programs because we believe that employees who have a plan for health and financial security are better employees. We apply these programs equally to all employees. Our benefit plans consist of an insurance plan that provides health, vision, dental, disability and basic term life insurance coverage, a flexible benefit plan, which has been terminated, and various retirement plans.

Deferred Compensation Plan

We maintain a non-qualified deferred compensation plan for certain officers, including our named executive officers. We use this plan to provide eligible executives the opportunity to plan and supplement their retirement income by deferring receipt of part of their base salary and/or annual performance-based cash award. We hold the amounts deferred by an executive in a separate account for the benefit of that executive.

Perquisites

We do not rely upon perquisites as a method of providing significant compensation to any of our employees, preferring instead to use direct compensation and incentive plans. We provide only those perquisites that are related to our business or that we believe are necessary to attract and retain key executive personnel. During 2012 we paid country club dues for several of our named executive officers so they have a club available for business entertainment on our behalf. For security reasons, our Board of Directors requires Mr. Ramlo to use our corporate aircraft for business travel whenever it is practical to do so. We expect our other named executive officers to use our corporate aircraft for business travel whenever it is reasonable to do so.

We permit Mr. Ramlo to use our corporate aircraft for personal travel. Mr. Ramlo did not use the aircraft for personal use during 2012. Mr. Ramlo's spouse and Mr. Ernst's spouse accompanied them on business trips at our request. Under Internal Revenue Service regulations, we were required to treat such use as personal use; accordingly, we reported the value of this travel as ordinary income to Mr. Ramlo and Mr. Ernst, and increased Mr. Ramlo's and Mr. Ernst's cash compensation to pay the income taxes associated with this tax treatment.

The Annual Compensation Process

Role of Management

Our Chief Executive Officer has a key role in determining compensation levels for all named executive officers other than his own. He directs the collection and compilation of data for consideration by the Compensation Committee. Guided by the principles discussed under *Compensation and Benefits Philosophy*, our Chief Executive Officer:

- Identifies appropriate performance measures and recommends to the Compensation Committee performance targets that it and the Board of Directors may use to determine annual and long-term incentive awards;

- Develops compensation guidelines for each named executive officer position;

- Annually recommends to the Compensation Committee the base salary for each executive position; and

- Briefs each named executive officer on the performance goals and stock ownership guidelines established for that executive's position.

Role of the Compensation Committee and the Board of Directors

The Compensation Committee and the Board of Directors refer to the principles discussed under *Compensation and Benefits Philosophy* to guide them in determining and implementing compensation programs for our named executive officers. For named executive officers other than our Chief Executive Officer, the Compensation Committee receives and reviews Mr. Ramlo's recommendation as described above and makes recommendations to the full Board of Directors. The full Board of Directors then acts on these recommendations to set the compensation of our named executive officers.

The Compensation Committee and the Board of Directors take the following steps to approve the compensation of our Chief Executive Officer:

- The Compensation Committee identifies appropriate performance measures.

- The Compensation Committee considers the various components of compensation discussed under the headings *Compensation and Benefits Philosophy* and *Base Salary*, above, and reviews data provided by CRI's Executive Compensation Study. Based on that consideration and review, it annually recommends to the Board of Directors the base salary and long-term incentive awards for our Chief Executive Officer. The Board of Directors reviews and considers the proposals of the Compensation Committee and makes its final determination based on what it believes to be in the best interests of the Company and our shareholders.

Role of Independent Consultants

Under its charter, the Compensation Committee, in its sole discretion, has the authority, resources and funds necessary to retain or obtain the advice of outside advisers, including independent compensation advisers, legal counsel and other advisers and experts. Prior to retaining or obtaining advice from such outside advisers, the committee determines their independence by reference to the NASDAQ Listing Rules.

During 2012, the Compensation Committee engaged CRI to advise it on compensation matters for our named executive officers. CRI reported directly to the Compensation Committee and provided services related to named executive officer compensation. Management did not participate in the selection process and did not recommend CRI; management does not participate in specific matters assigned to CRI by the Compensation Committee. Although particular assignments may vary, compensation consultant engagements by the Compensation Committee have generally included:

- Reviewing and advising on all principal aspects of compensation for named executive officers, including base salaries, equity awards and annual incentive plan awards for named executive officers.

- Reviewing and advising the Compensation Committee on compensation for non-employee directors.

- Providing advice on compensation matters for named executive officers and non-employee directors as requested by the Compensation Committee.

The Compensation Committee engaged CRI during 2012 to assist in evaluating our peer groups and to advise the Compensation Committee generally on compensation matters related to the compensation programs of our named executive officers.

Apart from the Committee's employment of CRI, CRI also from time to time assists our human resources department with, among other things, structuring various compensation programs that do not discriminate in scope, terms or operation, in favor of our executive officers or directors and that are available generally to all salaried employees. To maintain independence the CRI employees who provide services to the Compensation Committee did not provide any other services to United Fire or our human resources department. Furthermore, the Compensation Committee requires the following:

- CRI employees who provide consulting services to the Compensation Committee shall not provide any other services to United Fire Group.

- CRI employees who provide services to the Compensation Committee shall report only to the committee, shall not provide reports to our human resources department or to management, and shall not meet with our human resources department or management unless specifically requested to do so by the Compensation Committee.

- CRI employees who provide services to the Compensation Committee shall keep confidential and separate from management all information provided by or to the Compensation Committee.

During 2012, CRI performed no work and charged no fees for work done on behalf of our human resources department or management. CRI's internal conflict of interest policy prohibits any CRI employee who is involved in any executive or board compensation engagement for the Compensation Committee from working with the human resources department or management of United Fire.

Compensation Consultant Independence

To maintain the independence of the compensation consultant, the Compensation Committee has the sole authority to retain or terminate CRI. In connection with its engagement of CRI, the Committee considers various factors bearing upon CRI's independence including, but not limited to, the amount of fees received by CRI from United Fire as a percentage of CRI's total revenue, CRI's policies and procedures designed to prevent conflicts of interest, and the existence of any business or personal relationship with a member of the Compensation Committee or management that could impact CRI's independence. After reviewing these and other factors, the Committee determined that CRI was independent and that its engagement did not present any conflicts of interest.

Named Executive Officers as Shareholders

We believe that ownership of our common stock by our executive officers, including our named executive officers, promotes the alignment of their interests with those of our Company and our shareholders. A Board of Directors policy sets forth guidelines for stock ownership by certain of our executive officers, including our named executive officers. These guidelines include target levels of stock ownership for each covered executive officer. The goal of these guidelines is to have our executive officers, including our named executive officers hold a meaningful stake in our Company.

The following table shows the target number of shares to be owned by each named executive officer and each named executive officer's share ownership as of March 18, 2013:

Name	Tier [1]	Target Number of Shares of Common Stock to be Held [2]	Number of Shares of Common Stock Held at Record Date	Target Date Shares are to be Held by
Randy A. Ramlo	3	24,063	16,941	December 31, 2013
Dianne M. Lyons	2	11,602	9,699	December 31, 2013
Michael T. Wilkins	2	12,375	12,754 [3]	December 31, 2013
Barrie W. Ernst	1	8,319	11,284	December 31, 2013
Neal R. Scharmer	1	5,523	4,424	December 31, 2013

(1) Equity ownership targets for Mr. Ramlo as a Tier 3 executive were calculated as the number of shares equal to two times his base salary on January 1, 2008 divided by the closing price of our common stock on January 1, 2008. Equity ownership targets for named executive officers in Tier 2 were calculated as the number of shares equal to one and one half times their base salary on January 1, 2008 divided by the closing price of our common stock on January 1, 2008. Equity ownership targets for executive officers in Tier 1 were calculated as the number of shares equal to their base salary on January 1, 2008 divided by the closing price of our common stock on January 1, 2008.

(2) Shares held either directly or indirectly and any shares of restricted stock (whether vested or unvested) held by the named executive officer are counted toward the target number of shares. Any unexercised stock options (whether vested or unvested) held by the named executive officer are not counted toward the target number of shares.

(3)   The number of shares reported in this table as beneficially held by Mr. Wilkins excludes 218,644 shares held by our employee stock ownership plan. As co-trustee of this employee benefit plan, shares held by this plan are attributed to Mr. Wilkins in accordance with SEC beneficial ownership rules. Mr. Wilkins disclaims beneficial ownership of any shares held by this plan that are not specifically allocated for his benefit.

REPORT OF THE COMPENSATION COMMITTEE

March 2013

The Compensation Committee of the Board of Directors has reviewed and discussed with management the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K. Based on such review and discussions, the Compensation Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in the Company's annual proxy statement and incorporated by reference in the Company's Annual Report on Form 10-K for the year ended December 31, 2012.

Compensation Committee
Mary K. Quass, Chair
Christopher R. Drahozal
Douglas M. Hultquist
Casey D. Mahon
James W. Noyce
Michael W. Phillips

Summary Compensation Table – 2012

Name and Principal Position	Year	Salary ($) [1]	Bonus ($) [2]	Stock Awards ($)	Option Awards ($) [3]	Non-Equity Incentive Plan Compensation ($) [4]	Change in Pension Value and Non-qualified Deferred Compensation Earnings ($) [5]	All Other Compensation ($)	Total ($)
Randy A. Ramlo	2012	$535,000	$ —	$ —	$ —	$ 61,800	$ 7,371	$ 15,374 [6]	$619,545
President / Chief	2011	484,138	—	150,394	160,336	48,414	9,237	15,504	868,023
Executive Officer	2010	405,000	40,000	—	32,636	72,900	10,660	21,489	582,685
Dianne M. Lyons	2012	320,000	—	—	—	15,400	10,022	4,610 [7]	350,032
Vice President / Chief	2011	289,138	—	73,533	78,402	8,674	14,710	3,933	468,390
Financial Officer	2010	255,500	30,000	—	32,636	38,325	15,337	8,203	380,001
Michael T. Wilkins	2012	350,000	—	—	—	16,800	7,778	9,956 [8]	384,534
Executive Vice	2011	314,138	—	79,983	85,275	9,424	10,609	3,933	503,362
President	2010	276,000	30,000	—	32,636	41,400	11,309	8,203	399,548
Barrie W. Ernst	2012	290,000	—	—	—	14,500	7,108	13,597 [9]	325,205
Vice President / Chief	2011	279,138 [10]	—	55,746	61,333	8,374	6,645	3,933	415,169
Investment Officer	2010	255,000	—	—	32,636	38,250	5,789	9,236	340,911
Neal R. Scharmer	2012	225,000	—	—	—	6,510	6,800	2,465 [11]	240,775
Vice President / General	2011	203,773	—	40,546	45,480	—	6,440	3,701	299,940
Counsel / Secretary	2010	177,500	—	—	32,636	21,300	5,235	7,570	244,241

(1)   Amounts in this column for 2012 include amounts earned in 2012, but paid in 2013. These amounts are based on the achievement of Company performance goals for 2012. These amounts were $20,000 for Mr. Ramlo, $12,000 for Ms. Lyons, $14,000 for Mr. Wilkins and $8,000 for Mr. Scharmer.

(2)   Amounts in this column for 2010 represent discretionary bonuses received by the named executive officers based on performance related to the acquisition of Mercer Insurance Group, Inc.

(3)   Amounts in this column represent the aggregate grant date fair value for options issued during 2011 and 2010, calculated in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718, Compensation - Stock Compensation. To calculate these amounts we use the Black-Scholes option pricing model. This model estimates the fair value of traded options, which have different characteristics than employee stock options. Changes to the subjective assumptions used in the model can result in materially different fair value estimates. For a discussion of valuation assumptions used, see Note 9 to the Consolidated Financial Statements included in our Company's Annual Report on Form 10-K for the year ended December 31, 2012. Option awards represented in this column vest 20 percent each year for five years beginning with the first anniversary of the grant date; unvested options are subject to forfeiture until vested.

(4)   All employees are eligible to participate in our annual performance-based cash award plan if they (a) have worked for us for at least twelve months, (b) have 1,000 hours of service during the calendar year and (c) are in our employ at the time the cash awards for that year are paid. Employees who otherwise would be eligible to participate who retire during the calendar year receive payments under this plan prorated to the date of their retirement. The amounts shown in this column are those amounts earned by the executive for the year shown. These amounts were determined and paid in the subsequent year. For example, any non-equity incentive plan awards shown for 2012 were earned in 2012, but determined and paid in 2013.

(5)   The 2012 amount in this column for Mr. Ramlo represents $5,994 in accrued pension benefit and $1,377 in above market deferred compensation earnings. The 2012 amount in this column for Ms. Lyons represents $9,490 in accrued pension benefit and $532 in above market deferred compensation earnings. The 2012 amount in this column for Mr. Wilkins represents $7,561 in accrued pension benefit and $217 in above market deferred compensation earnings. The 2012 amount in this column for Mr. Ernst represents $4,587 in accrued pension benefit and $2,521 in above market deferred compensation earnings. The 2012 amount in this column for Mr. Scharmer represents $6,707 in accrued pension benefit and $93 in above market deferred compensation earnings.

(6)   The 2012 amount in this column for Mr. Ramlo includes: (a) $7,859 in country club dues paid on Mr. Ramlo's behalf; (b) $4,815 in tax gross-ups; (c) $1,272 in flexible benefit credits under our cafeteria plan; (d) $468 in allocation under our Employee Stock Ownership Plan on Mr Ramlo's behalf; and (e) $960 in premium for a Company-sponsored life insurance policy for Mr. Ramlo's benefit. We did not include as personal travel on our Company aircraft $4,815 that Internal Revenue Service regulations require us to report as income for Mr. Ramlo. We excluded this amount because the primary purpose of the usage of the aircraft was business. See *Perquisites* under the *Elements of Compensation* section found on page 40 of this proxy statement for additional information.

(7)   The 2012 amount in this column for Ms. Lyons includes (a) $1,910 in country club dues paid on Ms. Lyons' behalf; (b) $1,272 in flexible benefit credits under our cafeteria plan; (c) $468 in allocation under our Employee Stock Ownership Plan; and (d) $960 in premium for a Company-sponsored life insurance policy for Ms. Lyons' benefit.

(8)   The 2012 amount in this column for Mr. Wilkins includes (a) $7,256 in country club dues paid on Mr. Wilkins' behalf; (b) $1,272 in flexible benefit credits under our cafeteria plan; (c) $468 in allocation under our Employee Stock Ownership Plan; and (d) $960 in premium for a Company-sponsored life insurance policy for Mr. Wilkins' benefit.

(9)   The 2011 salary amount for Mr. Ernst is restated from the prior year's report due to an error that reported his 2011 salary at $289,138.

(10) The 2012 amount in this column for Mr. Ernst includes (a) $8,162 in country club dues paid on Mr. Ernst's behalf; (b) $2,735 in tax gross-ups; (c) $1,272 in flexible benefit credits under our cafeteria plan; (d) $468 in allocation under our Employee Stock Ownership Plan; and (d) $960 in premium for a Company-sponsored life insurance policy for Mr. Ernst's benefit. We did not include as personal travel on company aircraft $2,735 that Internal Revenue Service regulations require us to report as income for Mr. Ernst. We excluded this amount because the primary purpose of the usage of the aircraft was business. See *Perquisites* under the *Elements of Compensation* section found on page 40 of this proxy statement for additional information.

(11) The 2012 amount in this column for Mr. Scharmer includes (a) $1,272 in flexible benefit credits under our cafeteria plan; (b) $408 in allocation under our Employee Stock Ownership Plan; and (c) $785 in premium for a Company-sponsored life insurance policy for Mr. Scharmer's benefit.

GRANTS OF PLAN-BASED AWARDS

The Board of Directors has adopted a written policy regarding the issuance of options under the 2008 Stock Plan. This policy provides that all options shall be issued at regularly scheduled meetings of the Board of Directors and that the exercise price for options issued under the 2008 Stock Plan shall be the closing market price on the option grant date.

Options granted to our named executive officers by our Board of Directors under the 2008 Stock Plan have the following characteristics:

- Options vest 20 percent each year on the first five anniversaries of the grant date. Options vest immediately if we enter into an agreement to dispose of all or substantially all of our assets or capital stock. The Board of Directors has the authority under the 2008 Stock Plan to accelerate vesting of stock options at their discretion.

- Options expire on the sooner of:

  - Ten years after the option grant date;

  - One year after the termination of employment for reason of death or disability; or

  - 30 days after the termination of employment for any reason other than death or disability, unless extended by the Board of Directors for up to one year after termination of employment.

- The exercise price is the closing market price for our common stock on the option grant date.

The following table shows the plan-based awards granted to the named executive officers during 2012:

Grants of Plan-Based Awards – 2012

| Name | Plan Name | Grant Date | Estimated Future Payouts under Non-Equity Incentive Plan Awards | | |
			Threshold ($) [1]	Target ($) [2]	Maximum ($) [3]
Randy A. Ramlo	2008 Stock Plan	N/A [4]			
	Annual Incentive Plan	N/A [5]	$ 128,400	$ 214,000	$ 256,800
Dianne M. Lyons	2008 Stock Plan	N/A [4]			
	Annual Incentive Plan	N/A [5]	48,000	80,000	96,000
Michael T. Wilkins	2008 Stock Plan	N/A [4]			
	Annual Incentive Plan	N/A [5]	52,500	87,500	105,000
Barrie W. Ernst	2008 Stock Plan	N/A [4]			
	Annual Incentive Plan	N/A [5]	43,500	72,500	87,000
Neal R. Scharmer	2008 Stock Plan	N/A [4]			
	Annual Incentive Plan	N/A [5]	33,750	56,250	67,500

(1) We estimate the amounts shown in this column by assuming the achievement of threshold levels for all applicable performance indicators used in our Annual Incentive Plan and by multiplying 2012 base salary by 24 percent for Mr. Ramlo and 15 percent for Ms. Lyons and Messrs. Wilkins, Ernst and Scharmer.

(2) We estimate the amounts shown in this column by assuming the achievement of target levels for all applicable performance indicators used in our Annual Incentive Plan and by multiplying 2012 base salary by 40 percent for Mr. Ramlo and 25 percent for Ms. Lyons and Messrs. Wilkins, Ernst and Scharmer.

(3) We estimate the amounts shown in this column by assuming the achievement of maximum levels for all applicable performance indicators used in our Annual Incentive Plan and by multiplying 2012 base salary by 48 percent for Mr. Ramlo and 30 percent for Ms. Lyons and Messrs. Wilkins, Ernst and Scharmer.

(4) During 2012, there were no awards made to our named executive officers under the 2008 Stock Plan.

(5) There is no specific grant date for awards under our Annual Incentive Plan. We pay awards based on our 2012 performance during the first quarter of 2013. Actual 2012 results for our Annual Incentive Plan may be found in the table on page 39 of this proxy statement. Actual amounts paid to each named executive officer under our Annual Incentive Plan for 2012 are shown in the Summary Compensation Table – 2012 on page 44 of this proxy statement.

The following table details the outstanding equity awards held by each of our named executive officers as of December 31, 2012:

Outstanding Equity Awards at Fiscal Year-End – 2012

Name	Option Awards				Stock Awards	
	Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)	Option Exercise Price ($ / Sh)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)
Randy A. Ramlo					11,241 [1]	$ 245,503.44
	4000	—	$ 21.66	2/20/2014		
	5,000	—	32.39	2/18/2015		
	10,000	—	39.13	2/17/2016		
	15,000	—	35.23	2/16/2017		
	11,472	2,868	33.43	5/21/2018 [2]		
	1,200	1,800	22.42	5/19/2020 [3]		
	3,560	14,240	20.54	2/18/2021 [4]		
Dianne M. Lyons					5,731 [5]	125,165.04
	2,400	—	21.66	2/20/2014		
	5,000	—	32.39	2/18/2015		
	5,000	—	39.13	2/17/2016		
	10,000	—	35.23	2/16/2017		
	6,298	1,574	33.43	5/21/2018 [2]		
	1,200	1,800	22.42	5/19/2020 [3]		
	1,741	6,963	20.54	2/18/2021 [4]		
Michael T. Wilkins					6,207 [6]	135,560.88
	1,600	—	21.66	2/20/2014		
	5,000	—	32.39	2/18/2015		
	5,000	—	39.13	2/17/2016		
	10,000	—	35.23	2/16/2017		
	6,770	1,693	33.43	5/21/2018 [2]		
	1,200	1,800	22.42	5/19/2020 [3]		
	1,893	7,574	20.54	2/18/2021 [4]		
Barrie W. Ernst					4,658 [7]	101,730.72
	2,000	—	21.66	2/20/2014		
	2,500	—	32.39	2/18/2015		
	2,500	—	39.13	2/17/2016		
	5,000	—	35.23	2/16/2017		
	5,691	1,423	33.43	5/21/2018 [2]		
	1,200	1,800	22.42	5/19/2020 [3]		
	1,370	5,479	20.54	2/18/2021 [4]		
Neal R. Scharmer					3,242 [8]	70,805.28
	2,000	—	21.66	2/20/2014		
	2,500	—	32.39	2/18/2015		
	2,500	—	39.13	2/17/2016		
	5,000	—	35.23	2/16/2017		
	3,711	928	33.43	5/21/2018 [2]		
	1,200	1,800	22.42	5/19/2020 [3]		
	1,010	4,039	20.54	2/18/2021 [4]		

Table footnotes appear on the following page.

(1) 3,919 shares of restricted stock vest, subject to certain conditions, on 05/21/2013 and 7,322 shares of restricted stock vest, subject to certain conditions on 02/18/2016.

(2) The unexercisable portion of these options vests 05/21/2013.

(3) The unexercisable portion of these options vests one-third each on 05/19/2013, 05/19/2014 and 05/19/2015.

(4) The unexercisable portion of these options vests one-fourth each on 02/18/2013, 02/18/2014, 02/18/2015 and 02/18/2016.

(5) 2,151 shares of restricted stock vest, subject to certain conditions, on 05/21/2013 and 3,580 shares of restricted stock vest, subject to certain conditions on 02/18/2016.

(6) 2,313 shares of restricted stock vest, subject to certain conditions, on 05/21/2013 and 3,894 shares of restricted stock vest, subject to certain conditions on 02/18/2016.

(7) 1,944 shares of restricted stock vest, subject to certain conditions, on 05/21/2013 and 2,714 shares of restricted stock vest, subject to certain conditions on 02/18/2016.

(8) 1,268 shares of restricted stock vest, subject to certain conditions, on 05/21/2013 and 1,974 shares of restricted stock vest, subject to certain conditions on 02/18/2016.

OPTION EXERCISES AND STOCK AWARD VESTING

The following table represents the number and value of shares acquired by our named executive officers through the exercise of vested stock options and the vesting of restricted stock awards under our 2008 Stock Plan during fiscal year 2012:

Option Exercises and Stock Award Vesting – 2012

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
Randy A. Ramlo	2,000	$ 12,280	—	$ —
Dianne M. Lyons	1,600	8,816	—	—
Michael T. Wilkins	—	—	—	—
Barrie W. Ernst	14,000	50,865	—	—
Neal R. Scharmer	—	—	—	—

PENSION BENEFITS

The following table reports the present value of the annual defined benefit payable for each named executive officer under our United Pension Plan. The present value is based on the retirement benefit formula for the compensation levels and years of service of those officers.

Pension Benefits – 2012

Name	Plan Name	Number of Years of Credited Service (#)	Present Value of Accumulated Benefits ($)	Payments During Last Fiscal Year ($)
Randy A. Ramlo	United Pension Plan	29	$ 867,379	$ —
Dianne M. Lyons	United Pension Plan	29	835,012	—
Michael T. Wilkins	United Pension Plan	27	745,833	—
Barrie W. Ernst	United Pension Plan	10	378,665	—
Neal R. Scharmer	United Pension Plan	18	466,919	—

All of our employees who are 21 years of age and older automatically participate in the pension plan after completing one year of employment and 1,000 hours of service. When eligibility criteria are met, the employee participates in the plan on the next January 1 or July 1. Employees become 100 percent vested in the plan after completing five years of service. Plan benefits equal 1.25 percent of an employee's five year average annual compensation, plus .5 percent of average annual compensation in excess of covered compensation, multiplied by the lesser of years of service or 35 years. Covered compensation is determined by reference to the Social Security taxable wage base. Average annual compensation means annual compensation, averaged over the period of five consecutive years of service that produces the highest average. In most cases, the five year measurement period is the last five years of full-time employment prior to retirement. The pension plan uses only salary to determine the average annual compensation. Under federal law, for 2012 the maximum salary that can be considered is $250,000.

The normal form of payment under the pension plan is a joint and 50 percent survivor annuity for a participant who is married on the annuity starting date and a life annuity for a participant who is unmarried on the annuity starting date. Participants may elect to receive a monthly pension over the participant's life or a term of up to 20 years or, if the actuarial equivalent of the annuity is $10,000 or less, in the form of a lump sum cash payment. The amount of monthly pension benefits varies depending upon the term of payments elected by the participant, but the payments are in each case the actuarial equivalent of the normal form of payment.

Normal retirement age under the pension plan is 65, which is the earliest time a participant may retire under the pension plan without any benefit reduction due to age. The earliest age a participant may retire under the plan and still receive benefits is age 55. Participants electing early retirement with at least 20 years of service receive a reduction in benefits of 6 percent for each year the participant retires after age 55 and before age 60, and a reduction of benefits of 4 percent for each year the participant retires after age 60 and before age 65. If a participant elects early retirement with less than 20 years of service to us, then the participant's reduction in benefits is based on an actuarial calculation. Of our named executive officers, only Messrs. Ernst and Scharmer are currently eligible for early retirement under our pension plan.

NON-QUALIFIED DEFERRED COMPENSATION

The following table provides information about the participation by each of our named executive officers in the United Fire Group, Inc. Non-Qualified Deferred Compensation Plan:

Non-Qualified Deferred Compensation – 2012

Name	Executive Contributions in 2012 ($) [1]	Aggregate Earnings in 2012 ($)	Aggregate Withdrawals / Distributions ($)	Aggregate Balance at 12/31/2012 ($)
Randy A. Ramlo	$ 22,000	$ 3,147	$ —	$ 72,636
Dianne M. Lyons	6,000	1,216	—	27,986
Michael T. Wilkins	20,000	495	—	20,495
Barrie W. Ernst	12,369	5,758	—	123,924
Neal R. Scharmer	8,595	214	—	8,809

(1) All amounts reported in this column were reported as part of either "Base Salary" or "Non-Equity Incentive Plan Compensation" in the Summary Compensation Table – 2012 on page 44 of this proxy statement.

The deferred compensation plan permits certain of our executive officers, including named executive officers, the opportunity to save a portion of their direct compensation for retirement. Executives must make a deferral election at least six months prior to the end of the year for the following year or, for newly eligible executives, within 30 days of attaining eligible status. We do not make contributions to the deferred compensation plan.

Under the deferred compensation plan, we credit amounts deferred to notational accounts for the deferring executive. We determine the interest rate credited on these notational accounts annually, based on a reasonable rate of return, using the rate of return on our own investment portfolio as a guide.

We pay the deferred amounts to the deferring executive officer upon termination of employment for any reason after the executive reaches age 59½. The deferring executive officer may elect to receive the benefits in monthly installments adjusted for gains or losses over a 10-year period. An executive officer with less than five years of service who defers compensation under this plan forfeits 60 percent of the deferred amounts if that executive officer terminates employment prior to attaining age 59½. An executive officer with at least five years of service but less than ten years of service who defers compensation under this plan forfeits 30 percent of the deferred amounts if that executive officer terminates employment prior to attaining age 59½. An executive officer becomes fully vested in amounts deferred under our deferred compensation plan when that executive officer has attained ten years of service or reached age 59½. If the executive officer dies or becomes disabled while employed by us, we will pay the plan benefits as directed by that executive officer. The amounts deferred are subject to our creditors. Because a deferring executive officer has a risk of forfeiture upon termination of employment prior to age 59½, we believe this plan is an important tool to retain our executive officers.

The deferred compensation plan requires us to make payments to the deferring executive in a single lump sum or in annual installments over a period of years selected by the executive, not to extend beyond the year in which the participant reaches age 75.

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE IN CONTROL

All of our named executive officers are currently "at will" employees, without employment contracts, change in control agreements or severance agreements. We do not have a predefined involuntary termination severance plan or policy for our named executive officers. Upon the termination of employment for any reason, our named executive officers will receive compensation and benefits pursuant to our defined benefit pension plan, annual incentive plan and employee stock ownership plan on the same terms and arrangements that are available generally to all salaried employees. Such plans and arrangements do not discriminate in scope, terms or operation in favor of our named executive officers. Our deferred compensation plan, which applies only to certain executive officers, including the named executive officers, provides for acceleration of vesting upon the occurrence of a change in control. The information in the following tables describes the compensation that would be payable under specific circumstances if our named executive officers' employment had terminated on December 31, 2012:

Potential Payments Upon Termination Or Change In Control – 2012

Randy A. Ramlo	Death	Disability	Retirement [1]	Termination [2]
Defined Benefit Pension Plan [3]	$ 109,307	$ 762,740	$ —	$ 109,307
Annual Incentive Plan [4]	61,800	—	61,800	—
Stock Option Awards [5]	23,860	23,860	23,860	23,860
Restricted Stock Awards [6]	—	—	—	—
Employee Stock Ownership Plan [7]	38,024	38,024	38,024	38,024
Deferred Compensation Plan [8]	72,636	72,636	72,636	72,636
Total Amount Payable to Ramlo:	**$ 305,627**	**$ 897,260**	**$ 196,320**	**$ 243,827**

Dianne M. Lyons	Death	Disability	Retirement [1]	Termination [2]
Defined Benefit Pension Plan [3]	$ 108,392	$ 672,630	$ —	$ 108,392
Annual Incentive Plan [4]	15,400	—	15,400	—
Stock Option Awards [5]	11,747	11,747	11,747	11,747
Restricted Stock Awards [6]	—	—	—	—
Employee Stock Ownership Plan [7]	30,318	30,318	30,318	30,318
Deferred Compensation Plan [8]	27,986	27,986	27,986	27,986
Total Amount Payable to Lyons:	**$ 193,843**	**$ 742,681**	**$ 85,451**	**$ 178,443**

Michael T. Wilkins	Death	Disability	Retirement [1]	Termination [2]
Defined Benefit Pension Plan [3]	$ 101,389	$ 635,196	$ —	$ 101,389
Annual Incentive Plan [4]	16,800	—	16,800	—
Stock Option Awards [5]	12,595	12,595	12,595	12,595
Restricted Stock Awards [6]	—	—	—	—
Employee Stock Ownership Plan [7]	39,826	39,826	39,826	39,826
Deferred Compensation Plan [8]	20,495	20,495	20,495	20,495
Total Amount Payable to Wilkins:	**$ 191,105**	**$ 708,112**	**$ 89,716**	**$ 174,305**

Barrie W. Ernst	Death	Disability	Retirement [1]	Termination [2]
Defined Benefit Pension Plan [3]	$ 9,792	$ 369,590	$ 19,583	$ 19,583
Annual Incentive Plan [4]	14,500	—	14,500	—
Stock Option Awards [5]	9,264	9,264	9,264	9,264
Restricted Stock Awards [6]	—	—	—	—
Employee Stock Ownership Plan [7]	9,494	9,494	9,494	9,494
Deferred Compensation Plan [8]	123,924	123,924	123,924	123,924
Total Amount Payable to Ernst:	**$ 166,974**	**$ 512,272**	**$ 176,765**	**$ 162,265**

Neal R. Scharmer	Death	Disability	Retirement [1]	Termination [2]
Defined Benefit Pension Plan [3]	$ 21,649	$ 442,058	$ 21,649	$ 21,649
Annual Incentive Plan [4]	6,510	—	6,510	—
Stock Option Awards [5]	6,924	6,924	6,924	6,924
Restricted Stock Awards [6]	—	—	—	—
Employee Stock Ownership Plan [7]	18,100	18,100	18,100	18,100
Deferred Compensation Plan [8]	8,809	8,809	8,809	8,809
Total Amount Payable to Scharmer:	**$ 61,992**	**$ 475,891**	**$ 61,992**	**$ 55,482**

Table footnotes appear on following page.

(1) At December 31, 2012, none of the named executive officers had achieved normal retirement age under our benefit plans.

(2) Payments due upon termination of employment for any reason other than death, disability or retirement.

(3) Amounts shown in this row represent the expected payments to our named executive officer by our defined benefit pension plan under the four termination scenarios shown. Death benefits are paid as an actuarial equivalent, joint and survivor annuity to a named beneficiary based on the named executive officer's vested retirement benefit. Disability benefits represent a lump sum payment of vested benefits to the named executive officer. Retirement benefits represent vested annualized monthly life annuity payments payable to each individual upon attaining normal retirement age. Termination benefits represent vested annualized monthly life annuity payments payable to each individual upon attaining normal retirement age. If the named executive officer retires after age 55 but before age 65, retirement benefits under our defined benefit pension plan are reduced.

(4) We do not make a payment to a participant in our annual incentive plan for a particular year unless the participant is employed by us on the date incentive payments are made, typically in March of the following year. In the case of death or retirement, and in the discretion of our Chairman of the Board and our Chief Executive Officer, we will pay an annual incentive plan payment to a participant prorated to the date of death or retirement. Amounts shown for death and retirement assume our Chairman of the Board and our Chief Executive Officer exercised their discretion to make the payment.

(5) Upon termination of employment for any reason, all of a named executive officer's unvested options expire unless the Board of Directors, in its discretion, accelerates the vesting of any unvested option awards. Amounts shown are calculated using the fair market value of the stock underlying in-the-money vested options and in-the-money unvested options that would have become exercisable on December 31, 2012, assuming that the Board of Directors accelerated the vesting of all unvested options.

(6) As of December 31, 2012, none of the shares of restricted stock were vested.

(7) A participant in our ESOP is not vested until attaining three (3) years of service under the plan, at which time the participant is 100% vested in the ESOP. Vested amounts are not affected by any termination of employment. Amounts shown reflect the accumulated ESOP account balance as of December 31, 2012.

(8) Upon termination of employment, a participating named executive officer would receive a distribution of all vested amounts deferred under the Deferred Compensation Plan (including earnings on the amounts deferred). A participant is vested 40.0 percent in any amounts deferred under the plan if they have less than five (5) years of service to us, 70.0 percent if they have five (5) years but less than ten (10) years of service to us, and 100 percent if they have ten years of service to us. Notwithstanding the foregoing, a named executive officer becomes 100 percent vested in any amounts deferred if the officer terminates employment after reaching age 59½, upon a change in control of United Fire Group, Inc. or a change in ownership of a substantial portion of our assets, or upon the death or disability of the officer while employed by us. Messrs. Ernst, Ramlo, Scharmer and Wilkins and Ms. Lyons are each 100 percent vested in the amounts they have deferred under the plan.

DIRECTOR COMPENSATION

We have designed the compensation of our directors to attract and retain qualified directors and to align director compensation with the interests of our shareholders. The Compensation Committee is responsible for making recommendations to the Board of Directors regarding compensation plans and the elements of director compensation. The Compensation Committee did not engage any compensation consultants during 2012 for advice regarding director compensation.

Direct Compensation

For the 12-month period beginning with the Annual Meeting in 2012, all non-employee directors received a retainer for service on our Board of Directors. The Chairman of our Board of Directors, Vice Chairman of our Board of Directors, and the chairpersons of the standing committees of our Board of Directors each received an additional retainer for their service in those capacities. In addition, non-employee directors receive attendance fees for their attendance at meetings of the Board of Directors and for their attendance at meetings of the committees of which they are members. We also reimburse direct expenses, such as travel expenses, incurred by non-employee directors to attend meetings of the Board of Directors and committees.

In May 2012, the Compensation Committee recommended and the Board of Directors approved the issuance to each non-employee director 582 shares of restricted stock and options to acquire 2,145 shares of our common stock under our Non-Qualified Non-Employee Director Stock Option and Restricted Stock Plan.

The following table shows the fee structure and retainers paid to our non-employee directors during 2012:

Fee Type	Amount Paid
Base Annual Retainer – All Directors	$30,000
Additional Annual Retainer – Chairman of the Board	$50,000
Additional Annual Retainer – Vice Chairman of the Board	$24,000
Additional Annual Retainer – Audit Committee Chair	$15,000
Additional Annual Retainer – Compensation Committee, Nominating and Governance Committee, Investment Committee, and Risk Management Committee Chairs	$10,000
Board Meeting Attendance – Regular	$2,500 / each meeting
Board Meeting Attendance – Unscheduled Major Meeting [1]	$1,000 / each meeting
Board Meeting Attendance – Unscheduled Meeting	$500 / each meeting
Committee Meeting Attendance – Audit Committee	$1,000 / each meeting
Committee Meeting Attendance – All Other Committees [2]	$500 / each meeting
Reimbursement for travel and other expenses related to service as a director	As incurred

(1) As jointly designated by our Chief Executive Officer and the Chair of our Compensation Committee.

(2) Members of the Risk Management Committee are also compensated at the rate of $500 per meeting for each executive ERM committee meeting attended.

The following table shows individual non-employee director compensation during 2012:

Non-Employee Director Compensation – 2012

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($) [1]	Option Awards ($) [2][3]	All Other Compensation ($)	Total Compensation ($)
John-Paul E. Besong [4]	$ —	$ —	$ —	$ —	$ —
Scott L. Carlton	41,000	12,164	12,111 [5]	—	65,275
Christopher R. Drahozal	49,000 [6]	12,164	12,111 [7]	—	73,275
Jack B. Evans	103,000	12,164	12,111 [8]	—	127,275
Douglas M. Hultquist	59,500 [6]	12,164	12,111 [9]	—	83,775
Casey D. Mahon	47,000 [6]	12,164	12,111 [7]	—	71,275
George D. Milligan	60,500	12,164	12,111 [7]	—	84,775
James W. Noyce	65,000	12,164	12,111 [10]	—	89,275
Michael W. Phillips	48,250 [6]	12,164	12,111 [5]		72,525
Mary K. Quass	57,000 [6]	12,164	12,111 [7]	—	81,275
John A. Rife	71,500 [6]	12,164	12,111 [11]	16,169 [12]	111,944
Kyle D. Skogman	63,000	12,164	12,111 [7]	—	87,275

Table footnotes appear on the following page.

(1)   Stock awards represented in this column vest on the one year anniversary of the grant date and are subject to forfeiture until vested.

(2)   Amounts in this column represent the aggregate grant date fair value for options issued during 2012, calculated in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718, Compensation - Stock Compensation. To calculate these amounts we use the Black-Scholes option pricing model. This model estimates the fair value of traded options, which have different characteristics than employee stock options. Changes to the subjective assumptions used in the model can result in materially different fair value estimates. For a discussion of valuation assumptions used, see Note 9 to the Consolidated Financial Statements included in our Company's Annual Report on Form 10-K for the year ended December 31, 2012.

(3)   Option awards represented in this column vest 20 percent each year for five years on the anniversary of the grant date and are subject to forfeiture until vested.

(4)   Mr. Besong joined the Board of Directors on February 15, 2013 and did not receive any compensation in 2012.

(5)   Aggregate options outstanding at 12/31/2012 - 2,145.

(6)   Includes payment for attendance at executive ERM committee meetings during 2012.

(7)   Aggregate options outstanding at 12/31/2012 - 17,932.

(8)   Aggregate options outstanding at 12/31/2012 - 16,732.

(9)   Aggregate options outstanding at 12/31/2012 - 12,599.

(10)   Aggregate options outstanding at 12/31/2012 - 7,599.

(11)   Aggregate options outstanding at 12/31/2012 - 82,599.

(12)   For Mr. Rife, the figure in this column represents accrued interest credited to Mr. Rife under our deferred compensation plan.

As a retired executive of United Fire & Casualty Company, Mr. Rife receives regular distributions under certain of our retirement benefit plans. Because Mr. Rife's benefit accrual was previously reported during the year in which the benefit accrued, these amounts are not subject to disclosure in the Non-Employee Director Compensation – 2012 table. During 2012, Mr. Rife received distributions of $98,888 under our defined benefit pension plan and $42,532 under our deferred compensation plan. For a discussion of the operation of these plans, see the *Compensation Discussion and Analysis* section beginning on page 30 of this proxy statement.

Deferred Compensation

In November 2012, the Board of Directors approved the creation of the 2012 Deferred Compensation Plan for United Fire Group, Inc. Non-Employee Directors ("Directors' Deferred Compensation Plan"). The Directors' Deferred Compensation Plan allows non-employee directors the opportunity to defer up to 100% of the retainer fee they receive for service on our Board of Directors. All non-employee directors serving on our Board of Directors are eligible to participate in the Directors' Deferred Compensation Plan beginning with fees paid during 2013.

In order to participate in the Directors' Deferred Compensation Plan, each non-employee director must submit an election form by December 31 prior to the plan year in which compensation will be deferred. Thereafter, the participating director can change or terminate the election by making a timely new election. Compensation amounts deferred by non-employee directors are used to acquire "credited stock units" based on the closing market price of our common stock on the date the amounts are deferred. A participating director's credited stock units are then valued on an annual basis based on the closing market price of our common stock on December 31st of each year. By tying a director's deferred compensation to the performance of our common stock, we believe this plan allows directors to quickly acquire a more meaningful stake in our company.

When a participating director leaves the Board of Directors, the director may elect to receive the cash value of the credited stock units in the director's account either in one lump sum or in equal installments paid out over five years. The participating director selects the manner of distribution when the director elects to participate in the Directors' Deferred Compensation Plan. The amount payable to a director is the value of the credited stock units in the director's account, valued at December 31st of the year the director ceases to serve as a director.

TRANSACTIONS WITH RELATED PERSONS

The Nominating and Governance Committee follows a written policy relating to transactions involving United Fire Group, Inc. and any Related Person, as that term is defined in Item 404 under Regulation S-K of the Securities Act of 1933, as amended. The policy sets forth our position and procedures with respect to review and approval or ratification of related person transactions. A related person transaction is defined to mean any transaction or series of transactions with the Company that directly or indirectly involves or proposes to involve any related person and the amount involved exceeds $120,000. The policy requires the Nominating and Governance Committee (or the Board of Directors upon referral by the Committee) to disapprove, approve or ratify any related person transactions. Related person transactions are approved or ratified only if they are determined to be in, or not inconsistent with, United Fire Group, Inc.'s best interests. The following transactions are pre-approved: compensation or employment relationships required to be disclosed pursuant to Item 402 of Regulation S-K; relationships that arise only due to that person's position as a director of another entity or due to ownership of less than 10% of another entity, or both; standard insurance agency contracts, provided the agency contracts are on the same terms as are offered to agencies unrelated to us; and insurance products issued by us or a subsidiary to a related person, provided such products are issued on the same terms as such products are offered to the public.

Pursuant to the policy, the Nominating and Governance Committee gathers information from management and directors to determine what transactions it must review, coordinates with management to monitor for potential related person transactions, and reviews all transactions that could be considered to be a transaction with a related person. The Nominating and Governance Committee does not review transactions in the normal course of business unless the transaction involves an amount in excess of $120,000. Except for pre-approved transactions, the Nominating and Governance Committee reviews all transactions that are not in the ordinary course of business that would be required to be reported under SEC Form 10-K, Item 13 if the amount involved exceeded $120,000. There were no such transactions since the beginning of our last fiscal year and there are no such currently proposed transactions, except as disclosed in the Board Size, Composition, and Independence Determination section of this Proxy Statement.

OTHER MATTERS

Management knows of no other matters that will be brought before the meeting, but if other matters properly come before the meeting, the persons named in the enclosed proxy, or their substitutes, will vote in accordance with their best judgment on such matters.



UNITED FIRE GROUP, INC.
CEDAR RAPIDS, IOWA

IMPORTANT ANNUAL MEETING INFORMATION

Using a **black ink** pen, mark your votes with an **X** as shown in this example. Please do not write outside the designated areas.

X

Annual Meeting Proxy Card / Voting Instruction Form

▼ **PLEASE FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE.** ▼

A **Election of Directors**

1. The Board of Directors recommends a vote <u>FOR</u> the listed nominees for Class B director terms expiring in May 2016.

	For	Withhold
01 - John-Paul E. Besong	☐	☐
02 - James W. Noyce	☐	☐
03 - Mary K. Quass	☐	☐
04 - John A. Rife	☐	☐
05 - Kyle D. Skogman	☐	☐

B **Issues**

The Board of Directors recommends a vote <u>FOR</u> the following proposals:

	For	Against	Abstain	
2. To ratify the Audit Committee's appointment of Ernst & Young LLP as United Fire Group, Inc's. independent registered public accounting firm for 2013.	☐	☐	☐	✛
3. To adopt the following resolution:	☐	☐	☐	

"RESOLVED, that the compensation paid to United Fire Group, Inc.'s named executive officers as described in the Proxy Statement under "Executive Compensation," including the Compensation Discussion and Analysis, the compensation tables and other narrative disclosure contained therein, is hereby APPROVED."

C **Authorized Signatures — This section must be completed for your vote to be counted. — Date and Sign Below**

Please sign exactly as name(s) appear(s) hereon. If shares of stock are held of record in the name of two or more persons, both or all of such persons should sign the Proxy Card / Voting Instruction Form. Trustees, executors, administrators, etc. should include title and authority. Corporations should provide the full name of the corporation and the title of the authorized officer signing the Proxy.

Date (mm/dd/yyyy) — Please print date below.	Signature 1 — Please keep signature within the box.	Signature 2 — Please keep signature within the box.
/ /		

1 U P X   1 5 9 3 3 8 2

01M0XC

Proxy — United Fire Group, Inc. - May 15, 2013, 10:00 A.M.

PROXY CARD / VOTING INSTRUCTION FORM SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

With respect to any shares represented by this Proxy Card / Voting Instruction Form that are held in the United Fire Group, Inc. 401(k) Plan (the "401(k) Plan"), the person(s) signing on the reverse side direct(s) Charles Schwab & Co., as Trustee of the 401(k) Plan, to vote all such shares on the matters shown and in the manner directed on the reverse side hereof. If you wish to vote your shares allocated to the 401(k) Plan, you cannot do so in person. You must use this Proxy Card / Voting Instruction Form or submit your voting instructions via the telephone or Internet. If you do not return your signed Proxy Card / Voting Instruction Form or provide telephone or Internet voting instructions on a timely basis for the shares allocated to the 401(k) Plan, or if you return a signed Proxy Card / Voting Instruction Form but do not indicate how the shares should be voted on a matter, the Trustee of the 401(k) Plan will vote the shares allocated to the 401(k) Plan in the same proportion as the instructions it receives from all participants submitting voting instructions.

With respect to any shares represented by this Proxy Card / Voting Instruction Form that are held in the United Fire Group, Inc. Employee Stock Ownership Plan (the "ESOP"), the person(s) signing on the reverse side direct(s) Timothy G. Spain and Michael T. Wilkins, as Trustees of the ESOP, to vote all such shares on the matters shown, and in the manner directed on the reverse side hereof. If you wish to vote your shares allocated to the ESOP, you cannot do so in person. You must use this Proxy Card / Voting Instruction Form or submit your voting instructions via the telephone or Internet. If you do not return your signed Proxy Card / Voting Instruction Form or provide telephone or Internet voting instructions on a timely basis for the shares allocated to the ESOP account, or if you return a signed Proxy Card / Voting Instruction Form but do not indicate how the shares should be voted on a matter, the Trustees of the ESOP will not vote the shares allocated to the ESOP account.

Except as described in the above paragraphs, the person(s) signing on the reverse side hereby appoint(s) Jack B. Evans and Neal R. Scharmer, and each of them, as proxies, with full power of substitution and with all powers the person(s) signing on the reverse side would possess if personally present at the annual meeting of shareholders, to represent and vote, as designated on the reverse, all shares of common stock the person(s) signing on the reverse side is/are entitled to vote at the annual meeting of shareholders of the Company to be held at its office building located at 109 Second Street SE in Cedar Rapids, Iowa, on May 15, 2013 at 10:00 A.M. (Central Time) and at any adjournment(s) or postponement(s) thereof:

(1)   as specified upon the proposals listed on the reverse and as more particularly described in the Company's Notice of 2013 Annual Shareholders Meeting and accompanying Proxy Statement; and

(2)   in their discretion upon such other matters as may properly come before the meeting.

THIS PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED AS DIRECTED, OR IF NO DIRECTION IS GIVEN, WILL BE VOTED <u>FOR</u> ALL LISTED NOMINEES LISTED; AND <u>FOR</u> PROPOSALS 2, 3.

Whether or not you plan to attend the 2013 Annual Shareholders Meeting, please mark, sign, date and return this Proxy Card / Voting Instruction Form using the enclosed envelope.

▼ **PLEASE FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE.** ▼